






THE CASE FOR CHANGE AT



After decades of underperformance at Comtech,
Outerbridge is committed to restoring value to shareholders

https://www.RestoreComtech.com

Outerbridge

Legal Disclaimer

THE MATERIALS CONTAINED HEREIN (THE "MATERIALS") REPRESENT THE OPINIONS OF OUTERBRIDGE PARTNERS, LP AND THE OTHER PARTICIPANTS NAMED IN THIS PROXY SOLICITATION (COLLECTIVELY, "OUTERBRIDGE") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO COMTECH TELECOMMUNICATIONS CORP. (THE "COMPANY"). OUTERBRIDGE RECOGNIZES THAT THERE MAY BE CONFIDENTIAL INFORMATION IN THE POSSESSION OF THE COMPANY THAT COULD LEAD IT OR OTHERS TO DISAGREE WITH OUTERBRIDGE'S CONCLUSIONS. OUTERBRIDGE RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE AND DISCLAIMS ANY OBLIGATION TO NOTIFY THE MARKET OR ANY OTHER PARTY OF ANY SUCH CHANGES. OUTERBRIDGE DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION OR OPINIONS CONTAINED HEREIN. CERTAIN FINANCIAL PROJECTIONS AND STATEMENTS MADE HEREIN HAVE BEEN DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR OTHER REGULATORY AUTHORITIES AND FROM OTHER THIRD PARTY REPORTS. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND POTENTIAL IMPACT OF THE OPPORTUNITIES IDENTIFIED BY OUTERBRIDGE HEREIN ARE BASED ON ASSUMPTIONS THAT OUTERBRIDGE BELIEVES TO BE REASONABLE AS OF THE DATE OF THE MATERIALS, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THE MATERIALS ARE PROVIDED MERELY AS INFORMATION AND ARE NOT INTENDED TO BE, NOR SHOULD THEY BE CONSTRUED AS, AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

EACH OF THE MEMBERS OF OUTERBRIDGE CURRENTLY BENEFICIALLY OWN, AND/OR HAVE AN ECONOMIC INTEREST IN, SECURITIES OF THE COMPANY. IT IS POSSIBLE THAT THERE WILL BE DEVELOPMENTS IN THE FUTURE (INCLUDING CHANGES IN PRICE OF THE COMPANY'S SECURITIES) THAT CAUSE ONE OR MORE MEMBERS OF OUTERBRIDGE FROM TIME TO TIME TO SELL ALL OR A PORTION OF THEIR HOLDINGS OF THE COMPANY IN OPEN MARKET TRANSACTIONS OR OTHERWISE (INCLUDING VIA SHORT SALES), BUY ADDITIONAL SECURITIES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SOME OR ALL OF SUCH SECURITIES. TO THE EXTENT THAT OUTERBRIDGE DISCLOSES INFORMATION ABOUT ITS POSITION OR ECONOMIC INTEREST IN THE SECURITIES OF THE COMPANY IN THE MATERIALS, IT IS SUBJECT TO CHANGE AND OUTERBRIDGE EXPRESSLY DISCLAIMS ANY OBLIGATION TO UPDATE SUCH INFORMATION.

THE MATERIALS CONTAIN FORWARD-LOOKING STATEMENTS. ALL STATEMENTS CONTAINED HEREIN THAT ARE NOT CLEARLY HISTORICAL IN NATURE OR THAT NECESSARILY DEPEND ON FUTURE EVENTS ARE FORWARD-LOOKING, AND THE WORDS "ANTICIPATE," "BELIEVE," "EXPECT," "POTENTIAL," "OPPORTUNITY," "ESTIMATE," "PLAN," "MAY," "WILL," "PROJECTS," "TARGETS," "FORECASTS," "SEEKS," "COULD," AND SIMILAR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THE PROJECTED RESULTS AND STATEMENTS CONTAINED HEREIN THAT ARE NOT HISTORICAL FACTS ARE BASED ON CURRENT EXPECTATIONS, SPEAK ONLY AS OF THE DATE OF THE MATERIALS AND INVOLVE RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH PROJECTED RESULTS AND STATEMENTS. ASSUMPTIONS RELATING TO THE FOREGOING INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE ECONOMIC, COMPETITIVE AND MARKET CONDITIONS AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF OUTERBRIDGE. ALTHOUGH OUTERBRIDGE BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE PROJECTED RESULTS OR FORWARD-LOOKING STATEMENTS ARE REASONABLE AS OF THE DATE OF THE MATERIALS, ANY OF THE ASSUMPTIONS COULD BE INACCURATE AND THEREFORE, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS OR FORWARD-LOOKING STATEMENTS INCLUDED HEREIN WILL PROVE TO BE ACCURATE. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE PROJECTED RESULTS AND FORWARD-LOOKING STATEMENTS INCLUDED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS A REPRESENTATION AS TO FUTURE RESULTS OR THAT THE OBJECTIVES AND STRATEGIC INITIATIVES EXPRESSED OR IMPLIED BY SUCH PROJECTED RESULTS AND FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. OUTERBRIDGE WILL NOT UNDERTAKE AND SPECIFICALLY DECLINES ANY OBLIGATION TO DISCLOSE THE RESULTS OF ANY REVISIONS THAT MAY BE MADE TO ANY PROJECTED RESULTS OR FORWARD-LOOKING STATEMENTS HEREIN TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH PROJECTED RESULTS OR STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

UNLESS OTHERWISE INDICATED HEREIN, OUTERBRIDGE HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS, PHOTOS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE AS TO THE ACCURACY OF DATA OR INFORMATION OBTAINED OR DERIVED FROM FILINGS MADE WITH THE SEC BY THE COMPANY OR FROM ANY THIRD-PARTY SOURCE. ALL TRADE NAMES, TRADEMARKS, SERVICE MARKS, AND LOGOS HEREIN ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS WHO RETAIN ALL PROPRIETARY RIGHTS OVER THEIR USE.

Table of Contents



Outerbridge

About Comtech Telecommunications Corp. (NASDAQ: CMTL)

➤ Comtech is a provider of specialized communications technologies to customers in the commercial satellite, government, and public safety industries

➤ Founded in 1967, Comtech has for decades been a trusted supplier of ruggedized communications and location tracking equipment and services to the U.S. Armed Forces

➤ Comtech also supplies ground station equipment for satellite connectivity to commercial mobile network operators (MNOs)

➤ In 2016, Comtech entered the public safety market with the acquisition of TeleCommunication Systems Inc. (TCS), and subsequently acquired Solacom Technologies Inc., CGC Technology Limited, and NG-911 Inc. in 2019 and 2020, creating a Contact Center as a Service (CCaaS) suite

Revenue



Government 38%

Commercial 62%

Adj. EBITDA



Government 20%

Commercial 80%

LTM Revenue	$581.7M
LTM Adj. EBITDA	$76.5M
Market Cap	$702.1M
52-Week Range	$16.79 - 30.40
Close (11/18/2021)	$26.65

About Outerbridge Capital Management, LLC



Outerbridge

- Outerbridge Capital Management, LLC ("Outerbridge") is a New York-based investment adviser that typically invests across the technology and technology-impacted sectors.
- We seek to identify undervalued names on the cusp of an inflection point. Outerbridge is a seasoned and successful turnaround investor, having successfully built significant ownership stakes in small-cap companies since its founding in 2015.
- We regularly conduct significant due diligence on our portfolio companies and engage constructively with both management teams and Boards where appropriate.
- We are engaged investors and focus on helping underappreciated and undervalued companies enhance value for their shareholders.

Case Study:
Barnes & Noble Education, Inc. (NYSE: BNED)



BNED

- Successfully encouraged BNED to undertake a comprehensive review of strategic alternatives and later supported the Company in remaining independent.
- Recommended specific initiatives to accelerate the growth of BNED's innovative First Day Complete offering and Bartleby study aid.
- Advocated for BNED to provide investors with certain KPIs for its business, and to hold inaugural investor day.
- Facilitated introductions to potential executive hires, new Board members, outside consultants, industry experts, prospective shareholders, and strategic partners.
- Outerbridge remains a top two shareholder.

BNED Share Price is up 380% since Outerbridge's Cooperation Agreement

14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10/11/2019
Outerbridge filed Schedule 13D
06/29/2020
Outerbridge submitted nomination letter
07/21/2020
Cooperation Agreement announced between Outerbridge and BNED. Two Outerbridge nominees joined the BNED board
10/01/19
11/01/19
12/01/19
1/01/20
2/01/20
3/01/20
4/01/20
5/01/20
6/01/20
7/01/20
8/01/20
9/01/20
10/01/20
11/01/20
12/01/20
1/01/21
2/01/21
3/01/21
4/01/21
5/01/21
6/01/21
7/01/21
8/01/21
9/01/21
10/01/21
11/01/21

"We think the activist presence (Outerbridge Capital Management) is certainly a positive for [Comtech's] share price."
- Jefferies Analyst Report, Nov. 11, 2021

Source: FactSet, Data as of Nov. 18, 2021

Timeline of Initial Engagement with Comtech
(Pre-Nomination Letter)

Outerbridge

November 2020
Outerbridge first purchased shares of CMTL stock.

June 8th – June 9th
Outerbridge contacted CMTL to discuss shareholder concerns (no response from CMTL).

June 14th
Outerbridge issued an open letter to the Board of Directors (the "Board") outlining its concerns, CMTL stock increased by 9%.

June 16th
CMTL issued a press release acknowledging the receipt of the letter.

July 22nd
CMTL issued a press release announcing Judy Chambers' Board appointment, the plan to reduce the Board to five members in December & appointment of Lawrence Waldman as the new Lead Independent Director. Later that day, Wallace met with CMTL CEO Fred Kornberg and Porcelain, to advise on the addition of new directors with relevant skill sets & requested a meeting with the independent Board members.

July 30th
After multiple attempts to follow up with Kornberg, Wallace emailed Kornberg stating that Outerbridge was willing to work collaboratively with the Board but was prepared to nominate if necessary.

From mid-August to early-September
During this time, Wallace sent a number of private letters and emails to Kornberg, Chambers and Waldman, though only Kornberg ever responded. Wallace introduced Outerbridge's counsel so the parties could work on drafting a cooperation agreement. Kornberg responded that an agreement seemed unnecessary and would not introduce CMTL's counsel.

2021

Jun | Jul | Aug | Sep

June 25th
Outerbridge CIO Rory Wallace virtually met with CMTL COO Michael Porcelain. Porcelain did not meaningfully engage (claiming MNPI) and Wallace requested a meeting between Outerbridge and the Board.

August 16th
CMTL issued a press release announcing its intention to declassify the Board.

September 8th
Outerbridge delivered a letter to the Board nominating the Nominees for election at the 2021 Annual Meeting of Shareholders (the "Annual Meeting").

August 6th
Wallace spoke with Kornberg and Waldman and shared that Outerbridge had identified two candidates for the Board & that shareholders would not want to see an internal promotion of management to CEO without a thorough executive search, nor a large M&A deal. Wallace explained that CMTL's classified Board was an unfortunate and dated mechanism.

September 7th
Wallace sent an email to Chambers once again seeking to begin a direct dialogue with her in her role as Chair of the Nominating and Governance Committee months after requesting a conversation with the independent members of the Board. Wallace sent an email to Kornberg, Waldman and Chambers stating Outerbridge's hope that its candidates would have been interviewed by members of the independent Board prior to this late juncture (nomination deadline was in two days) & that Outerbridge intended to formally nominate director candidates.

> The Board's engagement with Outerbridge was riddled with conflicts because the process was led by CEO Fred Kornberg, later taken over by Comtech Nominee Judy Chambers, and lacked any involvement by the previously elected members of the Nominating and Governance Committee

See Appendix for detailed engagement timeline

The "Evaluation" of Outerbridge Nominees Was Disingenuous From The Start

The Nomination Process

➢ <u>None of the retiring members of the Nominating and Governance Committee intervened</u> to lead the process to ensure that independence and governance best practices were preserved

➢ After a series of delays, the Board decided to install <u>Judy Chambers as the new head of the Nominating and Governance Committee despite her never having served on a prior public board and never having been elected by shareholders</u>

➢ Discussions were further delayed and CMTL did not make independent members of its Board available until after the Nomination Deadline despite numerous requests from Outerbridge

➢ Mr. Waldman and Ms. Chambers were the two independent directors Outerbridge was finally able to talk with; however, <u>Mr. Waldman and Ms. Chambers are the Nominees slated to be up for election and thus should not have been leading the vetting process for candidates that were part of a contested slate</u>

➢ Outerbridge's Nominees were eventually interviewed by newly installed Nominating and Governance Committee members Ms. Chambers, Ms. Lesavoy, and Mr. Shamash in a process that seemed pretextual and devoid of substance, likely due to these members' lack of experience on the NGC, coupled with their lack of relevant industry expertise

Retiring Board Members		Tenure	Committee/Role	Involved in the Nominee Interview Process?
	Edwin Kantor	20	• **Nominating & Governance** • Executive Compensation	No
	Ira Kaplan	19	• **Nominating & Governance** • Science & Technology • Executive Compensation (Chair)	No
	Robert G. Paul	14	• **Chair of Nominating & Governance** (until Ms. Chambers Joined the Board) • Audit	No
	Judy Chambers	<1	• **New Chair of Nominating & Governance** • Audit	Yes/Conflicted
	Lawrence Waldman	6	• Lead Independent Director • Audit (Chair) • Executive Compensation • Executive	Yes/Conflicted

Wendi B. Carpenter (Rear Admiral, U.S. Navy, Retired)

Outerbridge



➢ Principal and Founder of Gold Star Strategies LLC (2012 to Present)

➢ President of the State University of New York Maritime College (2011 to 2013)

➢ State of New York Special Envoy for Maritime Matters (2011 to 2014)

➢ Distinguished 34-year career as a Naval Officer and aviator in the United States Navy, where she served in numerous roles, including commanding or serving as deputy in large and complex organizations overseeing worldwide maritime and air operations, logistics, facilities management, and training of forces, culminating in her reaching the rank of Rear Admiral (1977 to 2011). She was instrumental in transformational changes in Naval forces operations, guiding R&D investments and was a major contributor to the development and acquisition of key technologies such as unmanned systems or communications systems for the U.S. Navy, other service partners, and DoD.

➢ Chair of the Compensation Committee and an Independent Director on the Board of SkyWater Technology, Inc. (NASDAQ: SKYT) (2020 to Present), a $775M market cap semiconductor innovator and manufacturer with significant government and aerospace / defense business

➢ Member of the Board of Advisors of Kokes Marine Technologies LLC (2018 to Present)

➢ Member of the Affordable Housing Advisory Council to the Federal Home Loan Bank of Atlanta (2016 to 2019)

➢ Advisor to the Secretary General World Maritime Organization and World Maritime University Board of Governors, a post graduate research institution in maritime and ocean-related studies (2013 to 2015)

Possesses current security clearance

           

Sidney E. Fuchs



- Chairman of the Board at Eutelsat America Corporation, a subsidiary of Eutelsat SA (NTSE Euronext: ETL FP) (2021 to Present)

- Strategic Advisor to the CEO for Belcan Engineering, LLC (2020 to Present)

- Board of Directors of NT Concepts (2020 to Present)

- Board of Directors and the Compensation Committee of Buchanan & Edwards, Inc. (2015 to Present)

- Chief Operating Officer of Alion Science and Technology Corporation ("Alion") (2018 to 2019)

- CEO and a director of MacAulay-Brown, Inc., which was acquired by Veritas Capital Fund Management, L.L.C., a private equity firm, in August 2018 and merged into Alion (2011 to 2018)

- Board Member and Distinguished Visiting Fellow, National Defense University, appointment by Secretary of Defense Donald H. Rumsfeld (2002 to 2012)

- President, CEO, and a director of ATS Corporation (formerly NYSE AMEX: ATSC) (2010 to 2011)

- Board of Directors and the Compensation Committee of Applied Research Associates, Inc. (2010 to 2011)

- Board of Directors and Audit Committee of Camber Corporation (2010 to 2011)

- Member of the Defense Science Board Intelligence Task Force, an appointment he received from the Undersecretary of Defense for Intelligence (2008 to 2011)

- President, CEO, and a director of OAO Technology Solutions, Inc. (2007 to 2010)

- President and CEO of TASC, Inc., a subsidiary of Northrop Grumman Corporation (NYSE: NOC) (2002 to 2007)

- Director of Strategic Services at Rational Software Corporation (formerly NASDAQ: RATL), which was acquired by International Business Machines Corporation (NYSE: IBM) in 2002 (1998 to 2002)

- Director of the Advanced Programs Group at Oracle Corporation (NYSE: ORCL) (1997 to 1998)

- Intelligence Officer with the United States Central Intelligence Agency (1987 to 1995)

Possesses current security clearance





EXECUTIVE SUMMARY

Outerbridge

Why Change is Warranted

Outerbridge

Comtech's Persistent Underperformance, Strategic Failures, and Lost Credibility	A Long History of Poor Capital Allocation and Failed M&A	A Track Record of Poor Corporate Governance and Lack of True Independence on the Board

- Comtech's Total Shareholder Return (TSR) has underperformed relative to peers and relevant indices on a 1-, 3-, 5-, and 10-year basis

- Revenue and Adjusted EBITDA have been stagnant – only up 5.7% and 8.2% respectively from FY2017 to FY2021

- Earnings announcements have resulted in negative 1-day price reactions for the past eight consecutive quarters

- Management has not provided the market information to properly value the NG911 business unit

---

- Since 2016, Management has spent $600 million on acquisitions and $350 million on R&D, resulting in over $700 million of shareholder value destruction

- Return on Invested Capital has failed to exceed the Company's Weighted Average Cost of Capital of 7.5% in each of the past five years

- The most recent failed acquisition attempt of Gilat Satellite Networks Ltd. ("Gilat") cost shareholders a $70 million termination fee

---

- The flawed Board refreshment process has resulted in the addition of directors with no real independence or relevant experience needed to push back on Management's failed strategies

- It was only following Outerbridge's public pressure that Comtech took steps to declassify the Board and eliminate the combined Chairman/CEO structure

- Nevertheless, Comtech has delayed declassification and is appointing new directors after the Annual Meeting, denying shareholders a voice

Board Lacks the Expertise and Independence to Hold Management Accountable for Consistently Poor Performance, Failed Strategies, and Dilutive Transactions

Why Change is Warranted (cont.)

Outerbridge

A Disappointing Pattern of Dismissive Engagement and Entrenchment Maneuvers

- CEO succession plan promoted 20-year CMTL executive Mike Porcelain, who contributed significantly to the Company's poor performance as both CFO and COO. Porcelain will be added as a director following the Annual Meeting, conveniently ducking a shareholder vote and referendum on his appointment as CEO
- The Board approved a highly dilutive PIPE transaction following Outerbridge's engagement and nomination, allowing preferred shares to be voted on an as-converted basis and effectively securing ~13.5% of the voting shares in favor of the Board at the Annual Meeting
- PIPE transaction added another member to the Board lacking relevant expertise and evading shareholder approval at the upcoming Annual Meeting

A Board Underqualified to Guide Comtech or Evaluate Strategic Offers

- The Board has been almost exclusively comprised of financial professionals who lack the technical and operational expertise relevant to the core business
- The terms of the recent PIPE transaction – which included no premium, was highly dilutive and diminished the voting rights of common shareholders – raises doubts as to whether the current Board will act in the best interest of all shareholders

Outerbridge Nominees Represent the Best Choice for Shareholders

- The Outerbridge Nominees were recruited and selected with the help of an independent recruitment firm based solely on their <u>relevant industry AND board experience</u>
- Unlike Comtech's Nominees and recent appointee who have no relevant industry experience, the Outerbridge Nominees have extensive knowledge of and experience in Comtech's end-markets
- Outerbridge's Nominees have a proven track record of success in leading large organizations involved with satellite communications, aerospace defense, public safety and government contracting

Comtech Has Consistently Underperformed Its Peers And Benchmark Indices



1-YEAR TSR

- Peer Median: 58%
- CMTL: 32%
- S&P500: 44%
- Nasdaq Telecom Index: 31%

3-YEAR TSR

- Peer Median: 57%
- CMTL: (28%)
- S&P500: 61%
- Nasdaq Telecom Index: 47%

5-YEAR TSR

- Peer Median: 170%
- CMTL: 24%
- S&P500: 123%
- Nasdaq Telecom Index: 100%

10-YEAR TSR

- Peer Median: 195%
- CMTL: 28%
- S&P500: 304%
- Nasdaq Telecom Index: 152%

Source: FactSet, Data as of June 11, 2021, 1 business day prior to Outerbridge's public letter to the CMTL Board
Peer Group: Axon Enterprises, Elbit Systems, Gilat Satellite Networks Ltd., Kratos Defense & Security Solutions, KVH Industries, Motorola Solutions, Singapore Technologies (ST) Engineering, Teledyne Technologies, ViaSat

Comtech Has Failed to Develop and Execute a Growth Strategy

Revenue and Adj. EBITDA have improved marginally since FY17, and declined after peaking in FY19

Revenue



Adj. EBITDA



Source: FactSet, CMTL SEC Filings



Government Solutions Revenue

US$MN

CMTL discloses that CEO Fred Kornberg Has Lost His Security Clearance

CMTL acquired more than $100M of govt. revenues through the TCS acquisition

FY	Revenue
FY10	$553.3
FY11	$378.0
FY12	$207.8
FY13	$110.9
FY14	$118.4
FY15	$103.6
FY16	$162.0
FY17	$219.5
FY18	$225.5
FY19	$314.5
FY20	$263.0
FY21	$221.5

Source: FactSet, CMTL SEC Filings

Comtech Shareholders Did Not Benefit from the Flawed TCS Acquisition

Pro Forma TCS/CMTL at Announcement vs FY2017 Actual

	LTM Revenue	Adj. EBITDA	Adj. EBITDA Margin
CMTL	$307.3M	$51.8M	16.9%
TCS	$364.1M	$40.4M	11.1%
Pro Forma	$671.4M	$92.2M	13.7%
FY2017 Actuals	$550.3M	$70.7M	12.8%

"Based on the trailing twelve months reported for the two companies, <u>pro forma combined revenue would have been $671.4 million, with Adjusted EBITDA of $92.2 million</u> (excluding synergies)."
— *TCS acquisition press release, Nov. 23, 2015*

"<u>On a pro forma basis, the combined companies would have had revenues of approximately $643.5 million and Adjusted EBITDA of $80.4</u> million based on the unaudited last trailing twelve month results for Comtech and unaudited calendar year 2015 results for TCS."
— *2QFY16 Earnings Press Release*

CMTL reported net leverage of 3.85x at close and net leverage of 3.00x within 12 months



Both TCS and CMTL Revenue Declined under Comtech Management (End of Q2 2017)[1]

CMTL Revenue: 283.5 (LTM before acquisition), 246.1 (1-year under CMTL)
TCS Revenue: 364.1 (LTM before acquisition), 305.3 (1-year under CMTL)

■ LTM before acquisition   ■ 1-year under CMTL

Source: FactSet and CMTL SEC Filings
1. Segmented data post transaction is only available through Q2 2017

TCS Acquisition Was Followed by a Below-Market Secondary Offering Resulting in Tremendous Shareholder Value Destruction

Outerbridge

Nov. 2015: TCS Acquisition Announced

Feb. 2016: TCS Acquisition Closed

June 2016: CMTL announced *secondary offering of 7.145M shares at $14.00 per share*

"We intend to use the net proceeds from this offering ... to repay our borrowings incurred in connection with the TCS Acquisition under the credit agreement governing the terms of our $250.0 million senior secured term loan facility ... and our $150.0 million senior secured revolving credit facility." – Prospectus Supplement (June 17, 2016)[1]

June 2016: the Company sold an aggregate of 7.145M shares of its common stock in a public offering resulting in net proceeds to the Company of $95.0 million.

1. Final Prospectus Supplement filed June 17, 2016



CMTL Share Price Performance

11/23/2015: Share price fell 5.5% upon announcement of TCS acquisition

06/13/2016: Share price fell 10.3% upon announcement of secondary offering

Share price fell an additional 14.2% after pricing of the secondary offering at $14.0 per share (announced after market close on 6/16/2016)

Investors' Lack of Confidence in the Board's Ability to Execute the Gilat Acquisition Resulted in a 19% Drop in Share Price Upon Announcement

Outerbridge

Similar to the TCS transaction, net leverage was expected to be 3.85x upon closing

After a failed TCS deal that required a dilutive secondary offering, once again the CMTL Board approved a highly levered offer demonstrating an unwillingness to learn from past M&A mistakes

- Jan 29, 2020 – CMTL announced acquisition of Gilat at an enterprise value of $532.5M
- Gilat was expected to achieve sales of between $260.0 million and $270.0 million with Adjusted EBITDA ranging from $38.0 million to $42.0 million for its fiscal year ended December 31, 2019. Trailing Twelve Months Revenue was $254.3M and Adjusted EBITDA was $36.7M as of June 30, 2019.
- According to CEO Fred Kornberg, "[the] acquisition better positions Comtech to take advantage of key marketplace trends, particularly the growing demand for satellite connectivity and the enormous long-term opportunity set that is emerging in the secure wireless communications market."[1]
- Comtech management engaged in an acrimonious and distracting public debate with Gilat that ended in a $70 million termination fee, representing 13% of the transaction value. Furthermore, Comtech incurred significant legal and financial advisory costs in connection with the failed venture.


CMTL Share Price
CMTL share price fell 19% at Gilat acquisition announcement
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1/01/19
2/01/19
3/01/19
4/01/19
5/01/19
6/01/19
7/01/19
8/01/19
9/01/19
10/01/19
11/01/19
12/01/19
1/01/20
2/01/20

Source: FactSet, CMTL SEC Filings

1. CMTL Press Release dated Jan. 29, 2020

$950M in Spending Since FY2016 Has Resulted in $700M Of Shareholder Value Destruction

Outerbridge

Acquisitions	Completion	Purchase Price (M)
UHP Networks Inc.	3/2/2021	$38
NG 911, Inc.	2/21/2020	$1
Gilat Satellite Networks Ltd.	Not Completed	$70M Termination Fee
CGC Technology Limited	1/27/2020	$24
General Dynamics NG-911	4/29/2019	$11
Solacom Technologies Inc.	2/28/2019	$32
TeleCommunication Systems Inc.	2/23/2016	$424
Total Acquisitions		**$599**



321
+599
+350
1270
-704
566
Base Mkt Cap: At Time of TCS Close (2/23/2016)
Acquisitions
R&D
Proforma Valuation
Shareholder Value Destruction
Unaffected Mkt Cap before Outerbridge Campaign (6/11/2021)

*CMTL's unaffected market cap prior to Acacia Research's unsolicited offer was $568M as of 10/29/2021.

Source: FactSet, CMTL SEC Filings

Management Guidance Is Highly Suspect

Outerbridge

CMTL wants shareholders to believe that the declining trend in revenue and Adj. EBITDA will suddenly reverse in Q4FY22, while pursuing the same failed strategy

FY 2022 Targets

$ millions		
	Revenue	$580.0M - $600.0M
	Adjusted EBITDA(1)	$70.0M - $76.0M

Comments on FY 2022 Targets

- Reflects strong backlog and sales pipeline, offset by impacts of COVID-19, timing considerations associated with tightening global supply chain constraints and recently completed withdrawal of U.S. troops from Afghanistan and other U.S. government program changes
- We expect Commercial Solutions segment net sales to be higher than the amount we achieved in fiscal 2021
- We expect Government Solutions segment net sales to be lower than the amount we achieved in fiscal 2021
- Financial performance is expected to be significantly lower in the first half of fiscal 2022 with quarterly results expected to build sequentially throughout the year, with Q4 being the peak
- Consolidated Q1 fiscal 2022 net sales and Adjusted EBITDA are expected to approximate $115.0 million and $3.0 million, respectively
- We expect restructuring costs, greater than normal proxy solicitation related costs, and ongoing higher production, logistic and safety-related costs resulting from COVID-19 . FY 2022 is also likely to be impacted by expenses associated with the appointment of a new CEO
- We expect our gross margin percentage to approximate 36.0% to 37.0%
- Amortization of intangible assets is expected to approximate $22.0M
- Amortization of stock-based compensation expense is expected to range from approximately $12.0M to $14.0M
- Interest expense (including amortization of deferred financing costs) is expected to approximate $6.5M
- Our effective income tax rate is expected to approximate 22.0%
- Adjusted EBITDA margin is expected to approximate 12.0% when using the midpoints of our 2022 targeted range for Net Sales and Adjusted EBITDA

Source: Investor Presentation Q4 FY21

FY22 Guidance Suggests:

- 15% yoy decline in revenue in Q1FY22
- 79% yoy decline in Adj. EBITDA in Q1FY22

Q4 FY21 Investor Presentation

- *“Financial performance is expected to be* ***significantly lower in the first half of fiscal 2022*** *with quarterly results expected to build sequentially throughout the year, with* ***Q4 being the peak."***

- *"Consolidated Q1 fiscal 2022 net sales and Adjusted EBITDA are expected to approximate $115.0 million and $3.0 million, respectively.”*

Comtech's Lack of Credibility is Reflected in Negative Share Price Reaction to Key Announcements



Source: FactSet, CMTL SEC Filings

Comtech Has Lost Investor Confidence as Evidenced by 8 Consecutive Quarters Of Negative Market Reactions To Earnings Announcements

Outerbridge

1-day price impact to quarterly earnings announcement (%)



Q4 FY21 Investor Presentation

➤ *"Financial performance is expected to be significantly lower in the first half of fiscal 2022 with quarterly results expected to build sequentially throughout the year, with Q4 being the peak"*

➤ *"Consolidated Q1 fiscal 2022 net sales and Adjusted EBITDA are expected to approximate $115.0 million and $3.0 million, respectively"*

Source: FactSet

Comtech's Three Key Businesses Trade At Significantly Different Valuation Multiples

Ticker	Company Name	EV/2022 EBITDA
Satellite		
GILT	Gilat Satellite Networks Ltd.	8.8x
TDY	Teledyne Technologies Incorporated	19.5x
VSAT	ViaSat, Inc.	8.5x
	Median	**8.8x**
Gov't/Defense		
KTOS	Kratos Defense & Security Solutions, Inc.	26.5x
MRCY	Mercury Systems Inc.	13.6x
RADA	Rada Electronic Industries Ltd.	12.3x
	Median	**13.6x**
Public Safety/CCaaS		
AXON	Axon Enterprise Inc.	53.4x
BAND	Bandwidth Inc. Class A	39.5x
EVBG	Everbridge, Inc.	249.4x
FIVN	Five9, Inc.	95.3x
MSI	Motorola Solutions, Inc.	18.2x
NICE	NICE Ltd Sponsored ADR	28.2x
SSTI	ShotSpotter, Inc.	25.8x
	Median	**39.5x**
CMTL	**Comtech**	**12.9x**

Source: FactSet as of 11/18/2021

Investments in NG911 Have Not Translated Into Higher Valuation Due to Comtech's Failure to Disclose Public Safety Metrics

Outerbridge

> **Why hasn't Comtech provided detailed information to allow the market to properly value the NG911 business unit?**

> **If it were valued at peer multiples, Comtech's 911 Business, which we believe represents around 30% of the Company's annual revenues, could be worth at least $700 million on its own – exceeding in value Comtech's current market cap**



Public Safety/CCaaS		EV/FY22 EBITDA
AXON	Axon Enterprise Inc.	53.4x
BAND	Bandwidth Inc. Class A	39.5x
EVBG	Everbridge, Inc.	249.4x
FIVN	Five9, Inc.	95.3x
MSI	Motorola Solutions, Inc.	18.2x
NICE	NICE Ltd Sponsored ADR	28.2x
SSTI	ShotSpotter, Inc.	25.8x
Median Multiple		**39.5x**
CMTL	**Comtech (Current)**	**12.9x**

Source: Investor Presentation Q4 FY21
FactSet as of 11/18/2021

The Board's Entrenchment Efforts Culminated with a Dilutive Vote-Buying Scheme Disguised as a PIPE

Outerbridge

Reason for Concern	Questions Raised for Shareholders
Doubtful Use of Funds ➢ "Strategic" initiatives have already been budgeted for ➢ No prior disclosure of immediate need for capital	➢ Why did the Board agree to financing for outlays already appropriated from the credit facility at a significantly lower cost of capital?
Questionable Fiduciary Oversight ➢ No premium ➢ Excessive cost of capital ➢ Questionable market check	➢ How did Management uphold its fiduciary obligation to shareholders? ➢ Why should Management be trusted to launch a strategic review to evaluate the current buyout proposal?
Poor Governance Outcomes ➢ Shareholder dilution ➢ Blatant entrenchment	➢ Why are preferred shareholders granted voting rights at the 2021 Annual Meeting when the preferred director is not yet up for election? ➢ Why did the Board rush to do this financing during a proxy contest and amidst growing shareholder pressure?

Transaction Summary	
Investors	Magnetar Capital LLC and White Hat Capital Partners LP
Securities	Series A Convertible Preferred
Initial Investment	$100 million
Magnetar	$80 million
White Hat	$20 million
Initial Conversion Price	$24.50
Additional Investment	$25 million
Additional Conversion Price	$32.00
Transaction Date	10/18/2021
Previous Close Price (10/15)	$24.27
Premium	None
Dividend	**6.5%**





MAGNETAR CAPITAL   WHITEHAT CAPITAL PARTNERS

25

Outerbridge

Conversion Price as a % Of Unaffected Trading Price



Company	virtusa®	CARVANA	SUPERIOR INDUSTRIES	Benefitfocus®	VIAD	box [2]	COMTECH
Investors	Orogen Viper LLC	DDFS Partnership LP	TPG	BUILDGROUP	Crestview	KKR	WHITEHAT MAGNETAR CAPITAL
Amount(M)	$108.0	$140.2	$100.0	$80.0	$135.0	$500.0	$100
Close Date	5/3/2017	5/22/2017	12/5/2017	6/4/2020	8/5/2020	5/12/2021	10/19/2021

Chart data: 116.7%, 112.4%, 110.0%, 142.2%, 138.5%, 118.5%

How does the Board explain accepting a near-zero premium – one of the lowest in the last decade?

100.9%

1. PrivateRaise.com: PIPE transactions featuring convertible preferred stock for US Technology and Industrial companies with <$1B market cap, $10 minimum stock price
2. While Box exceeds the market cap constraint, transaction details are included for reference given the defensive nature of the transaction

Investors Questioned the Strategic Rationale of the PIPE Deal as Reflected by the 6.3% Decline in Share Value Upon Announcement

Outerbridge

Comtech's "Strategic" Rationale for PIPE:

- Completing the build out of the Company's new technology centers and advanced manufacturing capabilities in Arizona and the United Kingdom
- Participate at greater scale and capitalize on the ongoing 911 upgrade cycle across the United States. During fiscal year 2021, Comtech secured large, multi-year agreements with an initial lifetime value in excess of $200 million from states including **Arizona, Iowa, and Pennsylvania**.

Company's Prior Statements

- *"The Company also expects to make investments in capital equipment and tenant improvements in connection with the opening of a new 146,000 square foot facility in Chandler, Arizona and the establishment of a new 56,000 square foot facility in Basingstoke, United Kingdom…Aggregate capital investments for these and other initiatives in fiscal 2022 are expected to approximate $30.0 million."*[1]
- *"The Credit Facility provides … up to $550.0 million…As of July 31, 2021, the amount outstanding under our Credit Facility was $201.0 million…"*[2]
- *"…We have room on our facility to support the cash investments that we're incurring to build out the facilities, as well as the NG-911 projects. But I think it's going to be more in Q2, Q3 timeframe where we'll see higher levels of debt and then it will throttle down back to existing levels that we see today towards the end of FY 2022." – Mike Bondi, CFO, Comtech*[3]

Shareholder Concerns

- Management had already estimated that costs associated with the plant build outs and NG-911 expansion would total $30 million which would be covered under the credit facility
- Management further explained that while such costs would cause an increase in debt levels, the increase would only span Q2 and Q3 and then Company borrowing would return to today's levels by the end of FY 2022
- Capital expenditures that at best result in only short-term indebtedness of 2 fiscal quarters, hardly seem like some grand strategic purpose
- Furthermore, the current cash borrowing rate of 2.4%[2] associated with the credit facility represents a much lower cost of capital than the 6.5% coupon associated with the convertible preferred shares

1. Press Release filed October 4, 2021: Comtech Reports Fourth Quarter and Fiscal 2021 Results
2. 2021 10-K filed October 4, 2021
3. Q4 Earnings Call, October 4, 2021

Comtech Appears to Have Placed Entrenchment Interests Ahead of Due Diligence

The Board did Not Perform a Robust Market Check

➢ *Outerbridge and other large shareholders were not contacted* regarding participation in any additional share or rights offering

➢ Outerbridge knows first-hand that *multiple potentially interested parties were not contacted* as part of a market check by Comtech's financial advisor or Comtech leadership

➢ The *transaction closed on October 19, 2021, which was then suspiciously designated as the record date determining vote eligibility for the 2021 Annual Meeting*

➢ On October 29, 2021, just *11 days following the announcement of the PIPE transaction*, a third party, Acacia Research Corporation, submitted a private proposal to acquire the Company for $30 per share representing a *41.1% premium* to the October 28 close price of $21.26 → indicating that *there was not only market interest in a transaction but one available at a premium*

➢ Comtech filed its preliminary proxy on October 29, 2021 as well

The timing of the PIPE transaction relative to the record date and proxy filing, coupled with what appears to have been a non-comprehensive market check, suggests that the Board may have been more concerned with closing the transaction prior to the 2021 Annual Meeting, than securing the best terms for shareholders



Source: Company filings

The Board Undercut its Own Perceived Valuation of the Stock Price

Outerbridge

How exactly did the Board serve the interest of common shareholders by agreeing to such an egregious financing arrangement that features:

- ***No premium*** – similar convertible transactions often carry conversion premiums of between 20% and 50% to market prices; and
- ***Excessive cost of capital*** – the 6.5% coupon rate is almost 3x the most recently reported cash borrowing rate of 2.4% through the Company's credit facility, of which $350 million is available

Months earlier, when the stock price was trading between $23 and $27, Management expressed publicly its view that the stock was undervalued.

Why did the Board undercut its own perceived undervaluation of the stock during negotiations? Why now?



"I think the one thing we all agree on is that the stock is undervalued and should be trading in the $40s."

– Mike Porcelain
COO and CEO-elect, Comtech
Singular Research Summer Solstice, June 24, 2021

Porcelain's History of Failures and Poor Judgement

- Long term TSR underperformance
- Failed TCS acquisition
- Failed Gilat acquisition
- Dilutive PIPE Transaction and Vote Buying Scheme
- Board Rewarded Poor Performance with Promotion to CEO
- Appointed to the Board without Shareholder Approval

Comtech's Poor Performance is a Direct Result of a Flawed Board Refreshment Process that Has Failed to Add Directors with Relevant Industry and M&A Experience

Outerbridge

Year Added to Board		Director	Principal Occupation	Primary Discipline
2001		Edwin Kantor	Executive Director, S2K Financial LLC	Finance
2002		Ira S. Kaplan	Private Investor	Finance
2007		Robert G. Paul	Private Investor	Finance
2015		Lawrence Waldman	2015 – 2020: Senior Advisor, First Long Island Investors, LLC 2021: Non-Executive Board Chairman, CVD Equipment Corp	2020 – Academic/Finance 2021 – Technology (?)
2016		Dr. Yacov A. Shamash	Professor of Electrical and Computer Engineering at Stony Brook University	Academic/Engineering
2020		Lisa Lesavoy	Owner, Lesavoy Financial Perspectives, Inc.	Finance
2021		Judy Chambers	Managing Principal and Board Member of Meketa Investment Group (private company)	Finance
		Mark Quinlin	Co-Founder and Managing Partner of White Hat Capital Partners	Finance



We note the 2021 change to Lawrence Waldman's principal occupation description in this year's proxy; the 2021 disclosure differs from disclosures made from 2015 - 2020

Source: Company filings

Board "Refreshment" Has Been Based on Personal Relationships Instead of Skills and Relevant Experience

Outerbridge



NEW Heights NYC
[Through Family Connections]
PEWIN
TOIGO
Judy Chambers
Lisa Lesavoy
Michael D. Porcelain
COO & CEO-Elect
Fred Kornberg
CEO/Chair
Stony Brook University
Dr. Yacov A. Shamash
Long Island Angel Network
Edwin Kantor
Retiring Director
Lawrence J. Waldman
Key:
Referred by Fred Kornberg
Referred by Director with Existing Relationships
Referred by Director without an Existing Relationship Identified

The Recent "Refreshment" is Yet Another Entrenchment Effort By the Board

Outerbridge

Board Constitution	Description	# of Directors	% Elected by Shareholders	Strategy Explained
	2020 Board	7	100%	Classified Board structure minimizes risk exposure to shareholder voting
	Retiring Directors	- 3		Director turnover jeopardizes Management control of Board
	Newly Appointed Directors	+ 1		Reduce # of elected directors through abuse of corporate tools – feckless succession plan and dilutive financing transaction
	Directors Escaping Election	+ 2		
	"Refreshed" Board	7	71%	Expanded Board control by diminishing shareholder rights

Comtech's Vision: A Board Severely Lacking In Industry Experience

Current Board Members	Tenure (years)	Elected by Shareholders	Board Experience		Prior Operational Industry Experience			Core Experience
			Public	Market Cap	Public Safety	Gov. Contracting	Satellite	
Independent Directors Up for Election								
Lawrence J. Waldman	6	Yes	Apyx MEDICAL / CVD Equipment Corporation	$576M / $33M	✖	✖	✖	Academic/ Finance
Judy Chambers	<1	No	✖	N/A	✖	✖	✖	Finance
Independent Directors								
Dr. Yacov A. Shamash	5	Yes	keytronic / applied dna sciences	$67M / $37M	✖	✖	✖	Academic/ Engineering
Lisa Lesavoy	2	Yes	✖	N/A	✖	✖	✖	Finance
Mark R. Quinlan	N/A	No	✖	N/A	✖	✖	✖	Finance
Non-Independent Directors								
Fred Kornberg	50	Yes	✖	N/A	N/A	N/A	N/A	Comtech
Michael D. Porcelain	19	No	AIR INDUSTRIES GROUP	$33M	N/A	N/A	N/A	Comtech

FactSet data as of November 19, 2021

Outerbridge Ran a Thorough Process to Identify Nominees With the Experience, Skills and Expertise Needed to Enhance Shareholder Value

	Outerbridge Nominees		CMTL Nominees	
Key Aspects of the Business	Wendi B. Carpenter	Sidney E. Fuchs	Judy Chambers	Lawrence J. Waldman
Commercial	SkyWater Technology Foundry; KOKES Marine Technologies, LLC	NG; eutelsat; ORACLE; IBM; Belcan	✗	CVD Equipment Corporation
Government	FEMA	BE Buchanan & Edwards; Huntington Ingalls Industries; MacB	✗	✗
Current Public Boards/ Market Cap	SkyWater Technology Foundry /$775M	eutelsat /$2.5B	✗	CVD Equipment Corporation /$33M











Outerbridge

- ✓ Retained an independent director recruitment firm
- ✓ Specified desired talents, skills and experience
- ✓ Reviewed numerous candidate profiles
- ✓ Conducted extensive preliminary and final-round interviews
- ✓ Made nominee selections
- ✓ Both Nominees possess current security clearances

FactSet data as of November 19, 2021

Comtech Nominees Have Failed Shareholders and Are the Wrong Choice

Judy Chambers	
Poor Judgement	**Wrong Credentials**
✘ Failed to recognize her conflict of interest and recuse herself in the "evaluation" of competing director nominees	✘ No skills or expertise relevant to Comtech's core business
✘ Failed to negotiate in good faith with shareholders to avoid a costly contest	✘ No prior public board experience
✘ Approved the selection of Michael Porcelain as CEO without a competitive search process	✘ No experience in public board nominations and governance to warrant leadership of the Nom/Gov committee
✘ Approved the appointment of two new directors without a shareholder vote	✘ Skills and expertise are duplicative on a board saturated with Finance experience
✘ Approved the dilutive PIPE transaction without a premium for shareholders or a robust market check	✘ Has never participated in a strategic review or an evaluation of a proposal as a member of a public board
✘ Failed to proactively resolve confusion about voting rights of the Preferred Director	✘ Lacks true independence given connections to Director Lesavoy

Comtech Nominees Have Failed Shareholders and Are the Wrong Choice (cont.)

Outerbridge

Larry Waldman	
Poor Judgement	**Wrong Credentials**
✘ Responsible for destroying $700M of shareholder value through failed growth and M&A strategy	✘ Lacks operational and technical expertise to hold Management accountable
✘ Failed to hold management accountable for poor performance	✘ In six years as a Comtech director, failed to oversee any growth of the business
✘ Failed as incoming Lead Independent Director to prevent initial control of nominee interview process by CEO/Chair	✘ M&A track record at Comtech suggests his involvement in evaluating and executing future strategic initiatives would not lead to a different result
✘ Failed to negotiate in good faith with shareholders to avoid a costly contest	✘ Skills and expertise are duplicative on a board saturated with Finance experience
✘ Approved the dilutive PIPE transaction without a premium for shareholders or a robust market check	
✘ Failed as Audit Committee Chair to optimize reporting to align with peers and mitigate undervaluation of stock	
✘ Failed to provide detailed metrics for NG-911 business to unlock value	

Steps Our Highly Qualified Nominees Can Take to Help Improve Performance and Unlock Shareholder Value

Outerbridge

1. **Conduct a full strategic review, including a potential sale of the Company or divestiture of assets or businesses**
   - Numerous loosely integrated subsidiary businesses may not belong with the corporate parent
   - Contemplate spin-off or sale of NG911 business and focus on opportunities to enhance NG911 product line through organic product development, such as:
     - Additive software features and increased scope for the NG911 product line
     - Increasing synergies between NG911 business and other divisions
     - Creating a corporate CTO, CIO, and/or head of corporate strategy role(s) to accelerate initiatives

2. **Move to a rigorous ROIC-based framework for all Board level capital allocation decisions**

3. **Develop and articulate a strategic plan to investors that addresses steps to:**
   - Re-invigorate growth in Government Solutions segment
   - Synergistically leverage assets to accelerate growth in Satellite Ground Station business
   - Fully develop valuation accretion from NG911 Business

4. **Strategically segment Comtech end customers by margin and growth contribution at an individual level (post opex allocation) to better develop strategic account and R&D priorities**

5. **Redesign compensation program to better incentivize and align management performance with shareholders**
   - Increase employee ESOP program to reward employees and improve morale

Shareholders Must Act Now

➢ Comtech shareholders have suffered under the current Management team and a hand-picked Board with little to no relevant industry and public board experience

➢ Total Shareholder Return has lagged peer median and benchmark indices over 1-year, 3-year, 5-year and 10-year periods

➢ Management and the Board have destroyed over $700M of shareholder value resulting in loss of investor confidence

➢ Lack of Management's credibility is reflected in eight consecutive quarters of negative share price reaction to earnings announcements

➢ Outerbridge attempted to engage with the Board with the hopes of creating a constructive dialogue, but our overtures were met with delays and obfuscation

➢ Comtech's hand-picked directors approved a dilutive vote-buying PIPE transaction without conducting proper diligence regarding the strategic merits or the cost of the transaction

➢ Shareholders need truly independent directors with experience in Comtech's end-markets and M&A to develop a credible plan for growth, to ensure that the Company does not waste the $100M of funds raised through the PIPE, and to objectively evaluate the $30/share Acacia offer

➢ Comtech Nominees are highly conflicted and cannot be trusted with making critical M&A decisions or to unlock value through a strategic review of the business; failure to do so can expose shareholders to significant downside risk, as the Acacia offer represents a 39% premium to Comtech's unaffected share price

➢ Outerbridge Nominees possess the core expertise and board experience necessary to both successfully navigate a strategic review and guide the Company as a standalone entity in order to optimize value for shareholders

Vote FOR Change by voting FOR the election of Wendi Carpenter and Sidney Fuchs
on the WHITE Proxy Card to Ensure the Board Maximizes Shareholder Value




PROLONGED UNDERPERFORMANCE

Outerbridge

Key Takeaways: Financial and Share Price Underperformance



1	Total Shareholder Return (TSR) has **Consistently Lagged Peer Median** and **Relevant Indices**
2	Failure to Develop and Execute a Credible Plan to Grow Business, esp. **in Government Solutions Segment**
3	FY22 Guidance is Highly Suspect and Implies Limited Growth Prospects

Comtech Has Consistently Underperformed Its Peers And Benchmark Indices



1-YEAR TSR

Peer Median	CMTL	S&P500	Nasdaq Telecom Index
58%	32%	44%	31%

3-YEAR TSR

Peer Median	CMTL	S&P500	Nasdaq Telecom Index
57%	(28%)	61%	47%

5-YEAR TSR

Peer Median	CMTL	S&P500	Nasdaq Telecom Index
170%	24%	123%	100%

10-YEAR TSR

Peer Median	CMTL	S&P500	Nasdaq Telecom Index
195%	28%	304%	152%

Source: FactSet, Data as of June 11, 2021, 1 business day prior to Outerbridge's public letter to the CMTL Board
Peer Group: Axon Enterprises, Elbit Systems, Gilat Satellite Networks Ltd., Kratos Defense & Security Solutions, KVH Industries, Motorola Solutions, Singapore Technologies (ST) Engineering, Teledyne Technologies, ViaSat

Shareholders Suffered From the Board's Decision to Remain Independent After Completion of a Strategic Review Process in 2014

Outerbridge



Source: FactSet, Data as of June 11, 2021, 1 business day prior to Outerbridge's public letter to the CMTL Board
Peer Group: Axon Enterprises, Elbit Systems, Gilat Satellite Networks, Kratos Defense & Security Solutions, KVH Industries, Motorola Solutions, ST Engineering, Teledyne Technologies, ViaSat

Failure To Achieve Consistent Growth Despite Shift In Strategy and Acquisitions

"The Company's fiscal 2017 financial targets also reflect a tactical shift in strategy, particularly in the Government Solutions segment, as the Company intends to focus less on large commodity service contracts with more emphasis on winning small contracts for the Company's niche products with higher margins." – FY2016 Earnings Release



Revenue Breakout

	FY17	FY18	FY19	FY20	FY21
Government	$219.5	$225.5	$314.5	$263.0	$221.5
Commercial	$330.9	$345.1	$357.3	$353.7	$360.1



Adj. EBITDA

	FY17	FY18	FY19	FY20	FY21
Government	$17.5	$17.4	$35.6	$25.7	$16.3
Commercial	$60.9	$68.0	$66.6	$61.7	$66.3

Source: FactSet, CMTL SEC Filings

Significant Performance Gap Between CMTL's Two Business Segments

Outerbridge

Revenue



Government
38%

Commercial
62%

Adj. EBITDA



Government
20%

Commercial
80%

Adj. EBITDA Margin



■ Commercial ■ Government

Commercial: 18.4% | 19.7% | 18.6% | 17.4% | 18.4%

Government: 8.0% | 7.7% | 11.3% | 9.8% | 7.4%

FY17 | FY18 | FY19 | FY20 | FY21

Source: FactSet, CMTL SEC Filings

Failure to Revive Government Solutions Segment

Recent 3-Year Performance (FY19-FY21)

➤ Revenue **down 29.6%**

➤ Adjusted EBITDA **down 54.3%**

➤ Net Income **down 67.1%**

➤ Segment Revenue and Net Income at FY17 level

Management expects Government Solutions segment to further decline in FY22

➤ *"We expect Government Solutions segment net sales to be lower than the amount we achieved in fiscal 2021." - 4QFY21 Earnings Release*





Source: FactSet, CMTL SEC Filings

Disappointing Growth Prospects even Before the Impact of COVID

Outerbridge

Pro Forma TCS/CMTL at Announcement

	LTM Revenue	Adj. EBITDA	Adj. EBITDA Margin
CMTL	$307.3M	$51.8M	16.9%
TCS	$364.1M	$40.4M	11.1%
Pro Forma	**$671.4M**	**$92.2M**	**13.7%**

- Pre-COVID, CMTL expected FY20 revenue of $712M; even if achieved, it would represent a meager 6% improvement from pro forma revenue at the time of the TCS acquisition
- Even if CMTL achieved its Pre-COVID Adj. EBITDA of $99M, it would represent a meager 7% improvement from pro forma Adj. EBITDA at the time of the TCS acquisition
- Including the $12M of expected cost synergies from the TCS deal, the Adj. EBITDA decline is significant



Revenue Guidance
Comtech Acquires TCS
'16A – '19A CAGR: 17.8%
Target
> $700.0M
$ 411.0M
$ 550.4M
$ 570.6M
$ 671.8M
2016A
2017A
2018A
2019A
2020E



Adjusted EBITDA as a % of Revenue
Adj. EBITDA Guidance
'16A – '19A CAGR: 24.8%
Target
~ $99.0M
$ 48.1M
$ 70.7M
$ 78.4M
$ 93.5M
2016A
2017A
2018A
2019A
2020E
~12%
~13%
~14%
~14%
~14%

Source: FactSet, CMTL SEC Filings, Q2 FY20 Investor Presentation

Outerbridge



Source: CMTL's Q4 FY21 Investor Presentation

Pro Forma TCS/CMTL at Announcement

	LTM Revenue	Adj. EBITDA	Adj. EBITDA Margin
CMTL	$307.3M	$51.8M	16.9%
TCS	$364.1M	$40.4M	11.1%
Pro Forma	**$671.4M**	**$92.2M**	**13.7%**

FY22 Revenue

➢ Mid-point of FY22 revenue guidance is less than the pro forma revenue at the time of the TCS acquisition in FY16 and less than what CMTL earned in FY19

➢ If achieved, it will represent a nominal revenue growth of $40M or 7% since FY17 – after spending $529M of shareholder capital on acquisitions

FY22 Adjusted EBITDA

➢ The dismal revenue growth guidance is accompanied by failure to improve Adj. EBITDA margins – which are expected to contract in FY22

While Comtech is Blaming Supply Chain Issues for Disappointing FY22 Guidance, Its Peers Have Announced Record Results

Outerbridge

Peer	Management Commentary
Gilat Satellite Networks 3QFY21 Results (11/09/21)	"Our revenue this quarter showed significant year over year growth as we continue to increase profitability reaching an Adjusted EBITDA of $4 million. We are especially pleased with our success in signing new deals, some of which are potentially transformable in nature and strategic." "Although the global supply chain presents challenges, so far we have been able to mitigate these issues and we hope that this will continue to be the case. Looking ahead, given the recent wins and awards as well as the strong and improving momentum we are seeing across our business, we are increasingly confident that we will show significant growth in the top line and in the Adjusted EBITDA, both in Q4 of this year and in 2022."
Teledyne Technologies 3Q21 Results (10/27/2021)	"Our record sales in the third quarter included organic growth just under 12 percent and operating margin increased 380 basis points excluding acquisition-related costs." "Sales increased in every major business category but were especially strong in our commercial imaging and electronic test and measurement instrumentation businesses. Our government businesses continued to grow, and we are beginning to see a recovery in some of our longer-cycle commercial markets such as aerospace and energy." "Finally, while Teledyne is not immune to supply chain challenges and the current operating environment, we have been successfully navigating and managing these issues."

While Comtech is Blaming Supply Chain Issues for Disappointing FY22 Guidance, Its Peers Have Announced Record Results (cont.)

Outerbridge

Peer	Management Commentary
Kratos Defense & Security Solutions 3QFY21 Results (11/03/21)	"Though we expect COVID related, supply chain and customer issues the industry and Kratos are experiencing to continue, there is no change in Kratos' expected up and to the right long term organic growth profile with increasing profit margins. Kratos is the growth leader in space, satellite communications and unmanned drone systems as reflected in our results today and our C5ISR, Rocket System and Next Generation Engine businesses are also positioned to be future growth leaders. We continue to win new strategic program awards like OBSS, we believe the pending 2022 DoD budget is favorable for Kratos, we have a number of programs transitioning from development to production, with others expecting increased production and our bid pipeline now stands at approximately $9.1 billion."
Axon Enterprises 3Q21 Results (11/15/2021)	"Axon Reports Record Bookings of $0.5B in Q3, Up 70% YTD; Q3 Revenue up 39%; Raises 2022 Revenue Outlook to $1 Billion."
Motorola Solutions 3Q21 Results (11/04/21)	"Q3 was another excellent quarter, highlighted by double-digit revenue growth and strong operating margin expansion in both segments. Our Q3 record-ending backlog and continued business momentum position us well to finish the year with record sales, earnings, and cash flow."

Comtech Has Lost Investor Confidence as Evidenced by 8 Consecutive Quarters Of Negative Market Reactions To Earnings Announcements

Outerbridge

1-day price impact to quarterly earnings announcement (%)



-1.4 (1Q2020)
-19.0 (2Q2020)
-18.2 (3Q2020)
-0.4 (4Q2020)
-15.0 (1Q2021)
-3.7 (2Q2021)
-13.8 (3Q2021)
-10.8 (4Q2021)

Q4 FY21 Investor Presentation

➢ *"Financial performance is expected to be significantly lower in the first half of fiscal 2022 with quarterly results expected to build sequentially throughout the year, with Q4 being the peak"*

➢ *"Consolidated Q1 fiscal 2022 net sales and Adjusted EBITDA are expected to approximate $115.0 million and $3.0 million, respectively"*

Source: FactSet

CMTL's Claims Regarding Backlog And Revenue Visibility Are Nothing New

- ➢ Backlog has been range bound since FY18
- ➢ Even in 4QFY18 (pre-COVID), CMTL stated it had $1 billion of potential revenue from existing contracts
- ➢ Despite the $1B in revenue visibility, the mid-point of its FY19 revenue guidance was only $612.5M – *significantly lower* than the $671M pro forma revenue at the time of the TCS acquisition in FY16



Q4 FY19 Investor Presentation (Pre-COVID)



Q4 FY21 Investor Presentation



Q4 FY21 Investor Presentation

Source: Investor Presentations



POOR CAPITAL ALLOCATION

Outerbridge

Key Takeaways: Capital Allocation

Outerbridge



1 Mismanagement of the TCS Acquisition Led to a Shareholder Bailout in a Below-Market Secondary Offering

2 Approx. $700M of Shareholder Value Destruction Despite $600M of M&A and $350M of R&D Spending

3 Failure to Generate ROIC in Excess of WACC

Comtech Shareholders Did Not Benefit from the Flawed TCS Acquisition

Outerbridge

Pro Forma TCS/CMTL at Announcement vs FY2017 Actual

	LTM Revenue	Adj. EBITDA	Adj. EBITDA Margin
CMTL	$307.3M	$51.8M	16.9%
TCS	$364.1M	$40.4M	11.1%
Pro Forma	**$671.4M**	**$92.2M**	**13.7%**
FY2017 Actuals	**$550.3M**	**$70.7M**	**12.8%**

"Based on the trailing twelve months reported for the two companies, pro forma combined revenue would have been $671.4 million, with Adjusted EBITDA of $92.2 million (excluding synergies)."

– TCS acquisition press release, Nov. 23, 2015

"On a pro forma basis, the combined companies would have had revenues of approximately $643.5 million and Adjusted EBITDA of $80.4 million based on the unaudited last trailing twelve month results for Comtech and unaudited calendar year 2015 results for TCS."

– 2QFY16 Earnings Press Release

CMTL reported net leverage of 3.85x at close and net leverage of 3.00x within 12 months

Both TCS and CMTL Revenue Declined under Comtech Management (End of Q2 2017)[1]


283.5
246.1
364.1
305.3
CMTL Revenue
TCS Revenue
LTM before acquisition
1-year under CMTL

"The acquisition is expected to be cash accretive in the first year of the acquisition and to result in approximately $12.0 million of synergies in the second year after closing (with approximately $8.0 million achieved in the first year after closing). Synergies are expected to be achieved by reduction of duplicate public company costs, reduced spending on maintaining multiple information technology systems and obtaining increased operating efficiencies throughout the combined company."
– TCS acquisition press release, Nov. 23, 2015

Source: FactSet and CMTL SEC Filings

1. Segmented data post transaction is only available through Q2 2017

TCS Acquisition Was Followed by a Below-Market Secondary Offering Resulting in Tremendous Shareholder Value Destruction

Outerbridge

Nov. 2015: TCS Acquisition Announced

Feb. 2016: TCS Acquisition Closed

June 2016: CMTL announced _secondary offering of 7.145M shares at $14.00 per share_

"We intend to use the net proceeds from this offering … to repay our borrowings incurred in connection with the TCS Acquisition under the credit agreement governing the terms of our $250.0 million senior secured term loan facility … and our $150.0 million senior secured revolving credit facility." – Prospectus Supplement (June 17, 2016)[1]

June 2016: the Company sold an aggregate of 7.145M shares of its common stock in a public offering resulting in net proceeds to the Company of $95.0 million.

1. Final Prospectus Supplement filed June 17, 2016



CMTL Share Price Performance

11/23/2015: Share price fell 5.5% upon announcement of TCS acquisition

06/13/2016: Share price fell 10.3% upon announcement of secondary offering

Share price fell an additional 14.2% after pricing of the secondary offering at $14.0 per share (announced after market close on 6/16/2016)

Investors' Lack of Confidence in the Board's Ability to Execute the Gilat Acquisition Resulted in a 19% Drop in Share Price Upon Announcement

Outerbridge

Similar to the TCS transaction, net leverage was expected to be 3.85x upon closing

After a failed TCS deal that required a dilutive secondary offering, once again the CMTL Board approved a highly levered offer demonstrating an unwillingness to learn from past M&A mistakes

- Jan 29, 2020 – CMTL announced acquisition of Gilat at an enterprise value of $532.5M.
- Gilat was expected to achieve sales of between $260.0 million and $270.0 million with Adjusted EBITDA ranging from $38.0 million to $42.0 million for its fiscal year ended December 31, 2019. Trailing Twelve Months Revenue was $254.3M and Adjusted EBITDA was $36.7M as of June 30, 2019.
- According to CEO Fred Kornberg, "[the] acquisition better positions Comtech to take advantage of key marketplace trends, particularly the growing demand for satellite connectivity and the enormous long-term opportunity set that is emerging in the secure wireless communications market."[1]
- Comtech management engaged in an acrimonious and distracting public debate with Gilat that ended in a $70 million termination fee, representing 13% of the transaction value. Furthermore, Comtech incurred significant legal and financial advisory costs in connection with the failed venture.


CMTL Share Price
CMTL share price fell 19% at Gilat acquisition announcement
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1/01/19
2/01/19
3/01/19
4/01/19
5/01/19
6/01/19
7/01/19
8/01/19
9/01/19
10/01/19
11/01/19
12/01/19
1/01/20
2/01/20

Source: FactSet, CMTL SEC Filings

1. CMTL Press Release dated Jan. 29, 2020

$950M in Spending Since FY2016 Resulted in $700M Of Shareholder Value Destruction


321
+599
+350
1270
-704
566
Base Mkt Cap: At Time of TCS Close (2/23/2016)
Acquisitions
R&D
Proforma Valuation
Shareholder Value Destruction
Unaffected Mkt Cap before Outerbridge Campaign (6/11/2021)

*CMTL's unaffected market cap prior to Acacia Research's unsolicited offer was $568M as of 10/29/2021

Source: FactSet, CMTL SEC Filings

ROIC has Consistently Remained Below WACC Providing Further Evidence of Shareholder Value Destruction


Return on Invested Capital
WACC
7.2
2.3
4.5
3.7
1.0
-10.0
FY17
FY18
FY19
FY20
FY21

Source: FactSet



COMTECH IS UNDERVALUED

Key Takeaways: Valuation

Outerbridge

1 Comtech's Valuation Multiple Does Not Fully Reflect the Growing NG911 Business

2 Failure to Provide NG911 KPIs Has Resulted in a Market Drag on Valuation

3 If Valued at Peer Multiples, Comtech's 911 Business could be Worth At Least $700 Million

Comtech's Three Key Businesses Trade At Significantly Different Valuation Multiples

Ticker	Company Name	EV/2022 EBITDA
Satellite		
GILT	Gilat Satellite Networks Ltd.	8.8x
TDY	Teledyne Technologies Incorporated	19.5x
VSAT	ViaSat, Inc.	8.5x
	Median	**8.8x**
Gov't/Defense		
KTOS	Kratos Defense & Security Solutions, Inc.	26.5x
MRCY	Mercury Systems Inc.	13.6x
RADA	Rada Electronic Industries Ltd.	12.3x
	Median	**13.6x**
Public Safety/CCaaS		
AXON	Axon Enterprise Inc.	53.4x
BAND	Bandwidth Inc. Class A	39.5x
EVBG	Everbridge, Inc.	249.4x
FIVN	Five9, Inc.	95.3x
MSI	Motorola Solutions, Inc.	18.2x
NICE	NICE Ltd Sponsored ADR	28.2x
SSTI	ShotSpotter, Inc.	25.8x
	Median	**39.5x**
CMTL	**Comtech**	**12.9x**

Source: FactSet as of 11/18/2021

Investments in NG911 Have Not Translated Into Higher Valuation Due to Comtech's Failure to Disclose Public Safety Metrics

Outerbridge

Why hasn't Comtech provided detailed information to allow the market to properly value the NG911 business unit?

If it were valued at peer multiples, Comtech's 911 Business, which we believe represents around 30% of the Company's annual revenues, could be worth at least $700 million on its own – exceeding in value Comtech's current market cap



Comtech is a Leader in the 911 NextGen Public Safety Market
NG911 Primary Contract Holders Market Share (YE 2020)
Market share is based on population covered by primary NG911 contracts.
NG9-1-1 Primary Contract Holders
US, 2020
NGA 911 3.7%
Other 3.2%
INdigital 4.5%
AT&T 29.1%
Motorola Solutions 4.5%
Lumen 10.2%
Atos 18.6%
Comtech 26.2%
NGCS Market Share (YE 2020)
Frost & Sullivan NGCS provider market shareestimates are based on the addressablepopulation of closed NGCS contracts (direct or as a subcontractor) through YE 2020.
NGCS Provider Market Share
US, 2020
NGA 911 8.2%
INdigital 8.2%
Intrado 27.6%
Synergem 13.9%
Atos 15.8%
Comtech 26.4%
Source: Frost & Sullivan
Software for Cellular 911 Call Routing and Next Generation 911
Comtech Strategic Position
• Frost & Sullivan names Comtech as the fastest growing NG911 provider in the U.S.
• Key NG-911 wins: Massachusetts, Pennsylvania, South Carolina, Arizona, Iowa, Washington, Maine, Ohio.
• Comtech also has a small but growing market share in the call handling market.
Software that Generates the Triangle & Dot for Advanced Location Mapping
18
Source: Frost & Sullivan
COMTECH

Source: Investor Presentation Q4 FY21
FactSet as of 11/18/2021

Public Safety/CCaaS		EV/FY22 EBITDA
AXON	Axon Enterprise Inc.	53.4x
BAND	Bandwidth Inc. Class A	39.5x
EVBG	Everbridge, Inc.	249.4x
FIVN	Five9, Inc.	95.3x
MSI	Motorola Solutions, Inc.	18.2x
NICE	NICE Ltd Sponsored ADR	28.2x
SSTI	ShotSpotter, Inc.	25.8x
	Median Multiple	**39.5x**
CMTL	**Comtech (Current)**	**12.9x**



DILUTIVE PIPE TRANSACTION

Key Takeaways: Dilutive PIPE Transaction



1 The PIPE transaction raises numerous concerns for shareholders

2 Penalizes shareholders and places substantial voting power into friendly hands

3 Represents the Board's blatant efforts to further entrench itself and maintain the status quo

The Board's Entrenchment Efforts Culminated with a Dilutive Vote-Buying Scheme Disguised as a PIPE

Reason for Concern	Questions Raised for Shareholders
Doubtful Use of Funds ➤ "Strategic" initiatives have already been budgeted for ➤ No prior disclosure of immediate need for capital	➤ Why did the Board agree to financing for outlays already appropriated from the credit facility at a significantly lower cost of capital?
Questionable Fiduciary Oversight ➤ No premium ➤ Excessive cost of capital ➤ Questionable market check	➤ How did Management uphold its fiduciary obligation to shareholders? ➤ Why should Management be trusted to launch a strategic review to evaluate the current buyout proposal?
Poor Governance Outcomes ➤ Shareholder dilution ➤ Blatant entrenchment	➤ Why are preferred shareholders granted voting rights at the 2021 Annual Meeting when the preferred director is not yet up for election? ➤ Why did the Board rush to do this financing during a proxy contest and amidst growing shareholder pressure?

Transaction Summary	
Investors	Magnetar Capital LLC and White Hat Capital Partners LP
Securities	Series A Convertible Preferred
Initial Investment	$100 million
Magnetar	$80 million
White Hat	$20 million
Initial Conversion Price	$24.50
Additional Investment	$25 million
Additional Conversion Price	$32.00
Transaction Date	10/18/2021
Previous Close Price (10/15)	$24.27
Premium	None
Dividend	6.5%



Comtech's Zero Premium PIPE is An Anomaly Compared to Deals In The Last 10 Years[1]



Conversion Price as a % Of Unaffected Trading Price

How does the Board explain accepting a near-zero premium – one of the lowest in the last decade?

Company	virtusa	CARVANA	SUPERIOR INDUSTRIES	Benefitfocus	ViAD	box[2]	COMTECH
Investors	Orogen Viper LLC	DDFS Partnership LP	TPG	BUILDGROUP	Crestview	KKR	WHITEHAT MAGNETAR CAPITAL
Amount(M)	$108.0	$140.2	$100.0	$80.0	$135.0	$500.0	$100
Close Date	5/3/2017	5/22/2017	12/5/2017	6/4/2020	8/5/2020	5/12/2021	10/19/2021

Conversion prices: 116.7%, 112.4%, 110.0%, 142.2%, 138.5%, 118.5%, 100.9%

1. PrivateRaise.com: PIPE transactions featuring convertible preferred stock for US Technology and Industrial companies with <$1B market cap, $10 minimum stock price
2. While Box exceeds the market cap constraint, transaction details are included for reference given the defensive nature of the transaction

Investors Questioned the Strategic Rationale of the PIPE Deal as Reflected by the 6.3% Decline in Share Value Upon Announcement

Outerbridge

Comtech's "Strategic" Rationale for PIPE:

➢ Completing the build out of the Company's new technology centers and advanced manufacturing capabilities in Arizona and the United Kingdom

➢ Participate at greater scale and capitalize on the ongoing 911 upgrade cycle across the United States. During fiscal year 2021, Comtech secured large, multi-year agreements with an initial lifetime value in excess of $200 million from states including **Arizona, Iowa, and Pennsylvania**.

Company's Prior Statements

- *"The Company also expects to make investments in capital equipment and tenant improvements in connection with the opening of a new 146,000 square foot facility in Chandler, Arizona and the establishment of a new 56,000 square foot facility in Basingstoke, United Kingdom…Aggregate capital investments for these and other initiatives in fiscal 2022 are expected to approximate $30.0 million."[1]*

- *"The Credit Facility provides … up to $550.0 million…As of July 31, 2021, the amount outstanding under our Credit Facility was $201.0 million…"[2]*

- *"…We have room on our facility to support the cash investments that we're incurring to build out the facilities, as well as the NG-911 projects. But I think it's going to be more in Q2, Q3 timeframe where we'll see higher levels of debt and then it will throttle down back to existing levels that we see today towards the end of FY 2022." – Mike Bondi, CFO, Comtech[3]*

Shareholder Concerns

- Management had already estimated that costs associated with the **plant build outs and NG-911 expansion would total $30 million which would be covered under the credit facility**

- Management further explained that while such costs would cause an increase in debt levels, the increase would only span Q2 and Q3 and then **Company borrowing would return to today's levels by the end of FY 2022**

- Capital expenditures that at best result in only **short-term indebtedness of 2 fiscal quarters, hardly seem like some grand strategic purpose**

- Furthermore, **the current cash borrowing rate of 2.4%[2] associated with the credit facility represents a much lower cost of capital than the 6.5% coupon** associated with the convertible preferred shares

1. Press Release filed October 4, 2021: Comtech Reports Fourth Quarter and Fiscal 2021 Results
2. 2021 10-K filed October 4, 2021
3. Q4 Earnings Call, October 4, 2021

"In terms of the CapEx requirements and investments we plan to make next year, in our releases today we did highlight that *we expect [CapEx] could get up to about $30 million. The timing of that is spread out over the course of 2022 and possibly even to 2023, but those investments are specific to a few things that we have going concurrently. We have the NG-911 programs that we won and we had booked over $200 million in contract value this year*...So, the timing of that, you know, it's a little tricky to pinpoint the exact dollar amount by quarter, *but we do see that probably in Q2 and Q3 being at its peak and then tailing off in Q4.*"

- Michael Bondi
CFO, Comtech Telecommunications Corp.
4QFY21 Earnings Transcript, Oct 4, 2021



Given Comtech's Failed Track Record with Significant Transactions, the Board Cannot be Trusted to Carry Out More Large-Scale M&A

Outerbridge

Comtech's "Strategic" Rationale for PIPE (continued):

➢ Execute on a disciplined strategy of acquiring and integrating complementary technologies and capabilities to create shareholder value.



Acquisition Plan Expenses - Consolidated (Millions)

Acquisitions	Completion	Purchase Price (M)
UHP Networks Inc.	3/2/2021	$38.0
NG 911, Inc.	2/21/2020	$1
Gilat Satellite Networks Ltd.	Not Completed	$532.5 ($70M Termination Fee)
CGC Technology Limited	1/27/2020	$23.7
General Dynamics NG-911	4/29/2019	$11.0
Solacom Technologies Inc.	2/28/2019	$31.5
TeleCommunication Systems Inc.	2/23/2016	$423.6

Source: Company filings

Shareholder Concerns

➢ Over the past decade, Acquisition Plan Expenses had been modest until the **failed acquisition of Gilat, which resulted in a $70 million termination fee**

➢ **Comtech's cost of failure has far exceeded any gains of success regarding acquisitions**: the failed acquisition and subsequent **$70 million penalty exceeded total Acquisition Plan Expenses for non-failed transactions over the last three years of $57 million** ($5.9M for 2019 + $20.8M for 2020 + $30.3 for 2021) and resulted in a year-over-year increase of 5x

➢ The **Comtech Board and Management team have a paltry record of creating shareholder value through strategic acquisitions**; shareholders should not only be concerned with the PIPE transaction itself, but what the Board might attempt to do with the funds as well

The Financing And Vote-Buying Scheme Dilutes Shareholders' Rights

Outerbridge

Shareholder Dilution

➢ With its $100 million investment, White Hat and Magnetar own ~13.5% of outstanding shares, diluting common shareholders by 15%

➢ The highly dilutive transaction further penalizes common shareholders who have already suffered through lagging overall stock performance as a result of a Board that lacks expertise in the core business

Diminished Voting Rights for Common Shareholders

➢ The introduction of new shares dilutes the voting rights and voices of common shareholders

➢ Furthermore, preferred shares and associated votes are tabulated on an as-converted basis regardless of the conversion status

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT dated as of October 18, 2021 (this "Agreement"), is by and among Comtech Telecommunications Corp., a Delaware corporation (the "Company"), and the entities that are listed on Exhibit B attached hereto (each, an "Investor" and collectively, the "Investors"). Capitalized terms used but not defined herein have the meanings assigned to them in Exhibit A attached hereto.

WHEREAS, the Company has authorized a new series of its preferred stock titled the "Series A Convertible Preferred Stock," par value $0.10 per share, with an initial stated value of $1,000 per share (the "Series A Preferred Stock"), in an aggregate number of 125,000 shares;

WHEREAS, the Investors severally and not jointly desire to purchase from the Company, and the Company desires to issue and sell to the Investors, the number of shares of the Company's Series A Preferred Stock set forth next to their name on Exhibit B attached hereto, on the terms hereinafter set forth; and

WHEREAS, at the Initial Closing, and as a condition of and inducement to the Investors' willingness to enter into this Agreement, (a) the Company and the Investors will enter into the Registration Rights Agreement, and (b) the Company and the Investors will each enter into a Voting Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "Agreement"), is made and entered into as of October 19, 2021, by and between Comtech Telecommunications Corp., a Delaware corporation (the "Company"), and the undersigned [Magnetar] / [White Hat] Investors (each, "Investor"). Capitalized terms used but not defined herein shall have their respective meanings set forth in that certain Subscription Agreement (the "Subscription Agreement"), dated as of October 18, 2021, by and among the Company, Investor, and certain other parties thereto.

RECITALS

A. The Company has authorized a new series of its preferred stock titled the "Series A Convertible Preferred Stock," par value $0.10 per share, with an initial stated value of $1,000 per share (the "Convertible Preferred Stock"), in an aggregate number of 125,000 shares;

B. Pursuant to the Subscription Agreement, the Investors will purchase from the Company, and the Company will issue and sell to Investor, shares of the Company's Series A Preferred Stock (the "Offering");

C. Pursuant to the Certificate of Designations, Holders of the Series A Preferred Stock generally will have the right to vote together as a single class with the holders of the Common Stock on each

Source: Company filings

The Board Undercut its Own Perceived Valuation of the Stock Price

How exactly did the Board serve the interest of common shareholders by agreeing to such an egregious financing arrangement that features:

➢ _No premium_ **–** similar convertible transactions often carry conversion premiums of between 20% and 50% to market prices; and

➢ _Excessive cost of capital_ – the 6.5% coupon rate is almost 3x the most recently reported cash borrowing rate of 2.4% through the Company's credit facility, of which $350 million is available

Months earlier, when the stock price was trading between $23 and $27, Management expressed publicly its view that the stock was undervalued.

**Why did the Board undercut its own perceived undervaluation of the stock during negotiations? Why now?**



"I think the one thing we all agree on is that the stock is undervalued and should be trading in the $40s."

– Mike Porcelain
COO and CEO-elect, Comtech
Singular Research Summer Solstice, June 24, 2021

The Board's Scheme to Maintain the Status Quo at the Expense of Shareholders

Outerbridge

Blatant Entrenchment

- The PIPE transaction represents a capstone to the Board's repeated and blatant efforts to further entrench itself and maintain the status quo at the expense of shareholders
- Management gave away shareholder equity in exchange for placing ~13.5% of the vote into friendly hands likely to support Management and the Board at annual meetings
- Instead of conducting a formal search for a qualified replacement, Fred Kornberg selected his 20-year partner in shareholder value destruction, Mike Porcelain, to succeed him as CEO and to secure an additional non-independent voice on the Board
- All of this was done in an obvious attempt to maintain Board control and resist what we consider to be fundamental to all successful leadership teams: highly qualified and experienced independent directors with relevant expertise in the core business



CEO/Chair
Fred Kornberg

White Hat Co-Founder
and Managing Partner
Mark R. Quinlan

COO/CEO-Elect
Mike Porcelain

*"Magnetar and White Hat **fully support** Comtech's strategy and the recently announced and well-thought-out leadership transition plan…We applaud the recent actions taken by the Board and management to strengthen corporate governance, increase diversity of views, and enhance shareholder value."*

– Mark Quinlan



EGREGIOUS GOVERNANCE

Key Takeaways: Governance



1 Governance Profile is Not Shareholder Friendly

2 Disregard of Shareholder Interests, Sound Governance and Nominating Practices

3 Outerbridge Conducted an Independent Search Process through a Third-Party Firm to Find Nominees with the Expertise Needed to Enhance Shareholder Value

Comtech's Governance Profile is Unfriendly to Shareholders

- The Company deploys several outdated features that promote entrenchment including:
  - A combined CEO/Chair
  - A classified board structure – prevalent in only 34.5% of S&P 600 companies
  - Shareholders cannot act by written consent or call special meetings

- Phase-outs associated with certain of these problematic provisions will begin in 2022, if approved at the Annual Meeting. It was _only when the Company faced activist pressure that any such governance changes were made, demonstrating this Board's failure to proactively take actions in the best interest of shareholders._

- Furthermore, these changes came at no cost to the Board but at an _exorbitant price to shareholders as part of an egregious transaction which in essence constituted a dilutive financing and vote-buying scheme_ that:
  - Diluted shareholders by 15%;
  - Issued 13.5% of shareholder equity at no premium;
  - Nearly tripled the Company's current cash borrowing rate of 2.4% with a 6.5% preferred coupon;
  - Solicited $100 million in funds for initiatives that have already been budgeted and accounted for through the Company's current credit facility;
  - Appointed a new director following this year's Annual Meeting, avoiding a shareholder vote; and
  - Was intended to ensure that 13.5% of shares will be cast along with Management and the Board at annual meetings following this year's Annual Meeting – however, this voting requirement has been removed for director elections as a result of a court settlement in connection with a shareholder lawsuit, demonstrating the concerning nature of this voting provision and the Board's pattern of taking reactionary measures

Problematic Board Features
Combined CEO/Chair – Phase-out to begin in 2022, but Chairman will continue to be non-independent
Classified Board – Phase-out to begin in 2022 but Board will not be fully declassified until the 2024 Annual Meeting

Limited Shareholder Rights
No Proxy Access
No Action by Written Consent
Shareholders Cannot Call Special Meetings
Supermajority Vote Required to Amend Charter
Board Authorized to Issue Blank-Check Preferred Stock

Comtech's Governance Profile is Unfriendly to Shareholders (cont.)

Outerbridge

- The Board, led by its CEO/Chair Fred Kornberg, who has served as a director for over 50 years since 1971, has been unable to hold Management accountable for its lagging performance, likely due to Fred's tenure and status on the Board

- Comtech has leased a facility from Fred Kornberg for more than $500 thousand a year since before 2008 – another indication of poor governance and the conflicts of interest surrounding this Board

- While the phase-out of the combined CEO/Chair is set to occur in 2022, there is a plausible concern that duo Fred Kornberg and Mike Porcelain, a 20-year colleague and understudy of Mr. Kornberg, will NOT create the type of independence, oversight, and accountability that the separation of the CEO and Chair roles are intended to create

- Instead, we fear that the ***structure will promote more of the same value destruction and shareholder-unfriendly practices and not deliver the type of change that is warranted***

- At issue is a fundamental disregard of modern expectations around Board composition and, in particular, the vetting process for highly qualified nominees with relevant experience

- Shareholders expect a robust search and vetting process, and we question if such a process is in place at Comtech



Fred Kornberg
Current CEO/Chair
Member of the Board since 1971

This Board has proven time and time again that it is not capable of taking actions with the best interests of shareholders in mind and that truly independent and experienced nominees are desperately needed in the boardroom

The Nominee Evaluation Process was Marked by Comtech's Poor Governance And Questionable Oversight from the Start

Given how Comtech has conducted the interview process with Outerbridge's Nominees, it is clear that the Company does not have the proper governance structures in place to properly vet candidates

The Nomination Process

➢ *None of the retiring members of the Nominating and Governance Committee intervened to lead the process to ensure that independence and governance best practices were preserved*

➢ *Outerbridge's Nominees were eventually interviewed by newly installed Nominating and Governance Committee members Ms. Chambers, Ms. Lesavoy, and Mr. Shamash in a process that seemed pretextual and devoid of substance, likely due to these members' lack of experience on the NGC, coupled with their lack of relevant industry expertise*

Retiring Board Member		Tenure	Committee/Role	Involved in the Nominee Interview Process?
	Edwin Kantor	20	• **Nominating & Governance** • Executive Compensation	No
	Ira Kaplan	19	• **Nominating & Governance** • Science & Technology • Executive Compensation (Chair)	No
	Robert G. Paul	14	• **Chair of Nominating & Governance** (until Ms. Chambers joined the Board) • Audit	No

Conflicts Of Interest Demonstrate an Overall Disregard for Sound Governance Practices

Outerbridge

The process was led by the three members of the Board with the most obvious conflicts of interest

The Nomination Process

➢ *After a series of delays, the Board decided to install Judy Chambers as the new head of the Nominating and Governance Committee despite her never having served on a prior public board*

➢ *Discussions were further delayed and CMTL did not make independent members of its Board available until after the Nomination Deadline despite numerous requests from Outerbridge*

➢ *Mr. Waldman and Ms. Chambers were the two independent directors Outerbridge was finally able to talk with; however, it turned out that Mr. Waldman and Ms. Chambers were the Nominees slated to be up for election and thus should not have been leading the vetting process for candidates that were part of a contested slate*

CMTL Director		Independent?	Conflict of Interest?	Involved in the Nominee Interview Process?
	Fred Kornberg	No	Yes	Yes
	Judy Chambers	Yes	Yes	Yes
	Lawrence Waldman	Yes	Yes	Yes

Comtech's Poor Performance is a Direct Result of a Flawed Board Refreshment Process that Has Failed to Add Directors with Relevant Industry and M&A Experience



Year Added to Board		Director	Principal Occupation	Primary Discipline
2001		Edwin Kantor	Executive Director, S2K Financial LLC	Finance
2002		Ira S. Kaplan	Private Investor	Finance
2007		Robert G. Paul	Private Investor	Finance
2015		Lawrence Waldman	2015 – 2020: Senior Advisor, First Long Island Investors, LLC 2021: Non-Executive Board Chairman, CVD Equipment Corp	2020 – Academic/Finance 2021 – Technology (?)
2016		Dr. Yacov A. Shamash	Professor of Electrical and Computer Engineering at Stony Brook University	Academic/Engineering
2020		Lisa Lesavoy	Owner, Lesavoy Financial Perspectives, Inc.	Finance
2021		Judy Chambers	Managing Principal and Board Member of Meketa Investment Group (private company)	Finance
		Mark Quinlin	Co-Founder and Managing Partner of White Hat Capital Partners	Finance

We note the 2021 change to Lawrence Waldman's principal occupation description in this year's proxy; the 2021 disclosure differs from disclosures made from 2015 - 2020

Source: Company filings

Board "Refreshment" Has Been Based on Personal Relationships Instead of Skills and Relevant Experience


NEW Heights NYC
[Through Family Connections]
PEWIN
TOIGO
Bringing Diversity to Life
Judy Chambers
Lisa Lesavoy
Michael D. Porcelain
COO & CEO-Elect
Fred Kornberg
CEO/Chair
Stony Brook University
Dr. Yacov A. Shamash
Long Island Angel Network
Edwin Kantor
Retiring Director
Lawrence J. Waldman
Key:
Referred by Fred Kornberg
Referred by Director with Existing Relationships
Referred by Director without an Existing Relationship Identified

CMTL's Nominees have Overlapping Expertise in Industries that are Unrelated to the Company's Core Businesses

CMTL Nominee	Prior Experience		
	Company	Title	Industry Expertise
 Judy Chambers	M	Managing Principal & Board Member	Finance
	PCA Pension Consulting Alliance	Managing Director & Board Member	Finance
	Lehman Brothers	Vice President	Finance
		Assistant Vice President	Finance

CMTL Nominee	Prior Experience		
	Company	Title	Industry Expertise
 Lawrence J. Waldman	First Long Island Investors, LLC	Senior Advisor	Finance
	EisnerAmper	Advisor	Finance
	KPMG	Managing Partner	Finance
	Audiovox Corporation	Audit Partner	Finance
	Aeroflex	Audit Partner	Finance

Comtech's Vision: A Board Severely Lacking In Industry Experience

Current Board Members	Tenure (years)	Elected by Shareholders	Board Experience		Prior Operational Industry Experience			Core Experience
			Public	Market Cap	Public Safety	Gov. Contracting	Satellite	
Independent Directors Up for Election								
Lawrence J. Waldman	6	Yes	Apyx MEDICAL / CVD Equipment Corporation	$576M / $33M	✖	✖	✖	Academic/ Finance
Judy Chambers	<1	No	✖	N/A	✖	✖	✖	Finance
Independent Directors								
Dr. Yacov A. Shamash	5	Yes	keytronic / applied dna sciences	$67M / $37M	✖	✖	✖	Academic/ Engineering
Lisa Lesavoy	2	Yes	✖	N/A	✖	✖	✖	Finance
Mark R. Quinlan	N/A	No	✖	N/A	✖	✖	✖	Finance
Non-Independent Directors								
Fred Kornberg	50	Yes	✖	N/A	N/A	N/A	N/A	Comtech
Michael D. Porcelain	19	No	AIR INDUSTRIES GROUP	$33M	N/A	N/A	N/A	Comtech

FactSet data as of November 19, 2021

Outerbridge's Nominees have the Experience and the Skill Sets to Fill the Current Gaps on Comtech's Board

Key Aspects of the Business	Outerbridge Nominees		CMTL Nominees	
	 **Wendi B. Carpenter**	 **Sidney E. Fuchs**	 **Judy Chambers**	 **Lawrence J. Waldman**
Commercial			✖	CVD Equipment Corporation
Government			✖	✖
Current Public Boards / Market Cap	 skywater / **$775M**	 eutelsat / **$2.9B**	✖	CVD Equipment Corporation / **$33M**

We believe our Nominees are clearly superior to Comtech's Nominees and will bring much needed accountability to the boardroom

FactSet data as of November 19, 2021

Steps Our Highly Qualified Nominees Can Take to Help Improve Performance and Unlock Shareholder Value

Outerbridge

1. **Conduct a full strategic review, including a potential sale of the Company or divestiture of assets or businesses**
   - Numerous loosely integrated subsidiary businesses may not belong with the corporate parent
   - Contemplate spin-off or sale of NG911 business and focus on opportunities to enhance NG911 product line through organic product development
     - Additive software features and increased scope for the NG911 product line
     - Increasing synergies between NG911 business and other divisions
     - Creating a corporate CTO, CIO, and/or head of corporate strategy role(s) to accelerate initiatives

2. **Move to a rigorous ROIC-based framework for all Board level capital allocation decisions**

3. **Develop and articulate a strategic plan to investors that addresses steps to:**
   - Re-invigorate growth in Government Solutions segment
   - Synergistically leverage assets to accelerate growth in Satellite Ground Station business
   - Fully develop valuation accretion from NG911 Business

4. **Strategically segment Comtech end customers by margin and growth contribution at an individual level (post opex allocation) to better develop strategic account and R&D priorities**

5. **Redesign compensation program to better incentivize and align management performance with shareholders**
   - Increase employee ESOP program to reward employees and improve morale




CONCLUSION

Outerbridge

Shareholders Must Act Now

➢ Comtech shareholders have suffered under the current Management team and a hand-picked Board with little to no relevant industry and public board experience

➢ Total Shareholder Return has lagged peer median and benchmark indices over 1-year, 3-year, 5-year and 10-year periods

➢ Management and the Board have destroyed over $700M of shareholder value resulting in loss of investor confidence

➢ Lack of Management's credibility is reflected in eight consecutive quarters of negative share price reaction to earnings announcements

➢ Outerbridge attempted to engage with the Board with the hopes of creating a constructive dialogue, but our overtures were met with delays and obfuscation

➢ Comtech's hand-picked directors approved a dilutive vote-buying PIPE transaction without conducting proper diligence regarding the strategic merits or the cost of the transaction

➢ Shareholders need truly independent directors with experience in Comtech's end-markets and M&A to develop a credible plan for growth, to ensure that the Company does not waste the $100M of funds raised through the PIPE, and to objectively evaluate the $30/share Acacia offer

➢ Comtech Nominees are highly conflicted and cannot be trusted with making critical M&A decisions or to unlock value through a strategic review of the business; failure to do so can expose shareholders to significant downside risk, as the Acacia offer represents a 39% premium to Comtech's unaffected share price

➢ Outerbridge Nominees possess the core expertise and board experience necessary to both successfully navigate a strategic review and guide the Company as a standalone entity in order to optimize value for shareholders

Vote FOR Change by voting FOR the election of Wendi Carpenter and Sidney Fuchs on the WHITE Proxy Card to Ensure the Board Maximizes Shareholder Value



APPENDIX

Outerbridge / Comtech Detailed Engagement Timeline

Outerbridge

June 2021

June 8th – 9th
Outerbridge, a large CMTL shareholder that first purchased shares in November 2020, sends emails to COO Mike Porcelain, the Company's listed IR contact, requesting a call and mentioning its 1% share ownership; Outerbridge also attempts to call Mr. Porcelain directly without success

June 14th
Outerbridge issues an open letter to the Board outlining the items it wishes to discuss

June 16th
CMTL issues a press release acknowledging receipt of the letter

June 18th
Outerbridge again emails Mr. Porcelain requesting a chance to speak by phone, ideally with senior management and the lead independent director of the Board

June 21st
Mr. Porcelain responds and the parties agree to speak on June 25th

June 25th
CIO Rory Wallace of Outerbridge and Mr. Porcelain have a virtual meeting (audio only) with CFO Mike Bondi in attendance; Mr. Wallace notes Outerbridge's significantly increased share ownership since the time of the letter, and attempts to engage on Gilat acquisition, 911 business, and margins; Mr. Porcelain becomes defensive and refuses to meaningfully engage, claiming MNPI issues

June – July

June 28th
Mr. Wallace sends thank you email to Messrs. Porcelain and Bondi and asks to speak with CEO/Chair Fred Kornberg and/or the lead independent director of the Board

June 29th – July 20th
Mr. Porcelain responds and the parties exchange logistical emails, eventually agreeing on a July 22nd in-person meeting at CMTL headquarters in Melville, New York

July 22nd
CMTL issues a press release announcing Judy Chambers' Board appointment, plan to reduce the Board to 5 members, and the appointment of Lawrence Waldman to Lead Independent Director following the 2021 Annual Meeting in December

Later that Day
Messrs. Kornberg, Porcelain, and Wallace meet, intense frustration is expressed over the public letter issued; at Mr. Wallace's request, Mr. Kornberg provides his direct line and personal cell phone number for Mr. Wallace to call and provide to other CMTL shareholders; Mr. Wallace recommends a strategic review, explaining the 911 business is significantly undervalued, and repeatedly states that a strategic review *need not result in a sale*; Mr. Wallace advises the addition of new directors with relevant skill sets and requests a meeting with the independent Board members

July

July 26th – 28th
Mr. Wallace leaves voicemails on Mr. Kornberg's direct line and attempts to text message Mr. Kornberg regarding a 1-on-1 follow-up; Mr. Wallace sends an email to Mr. Kornberg; as Mr. Kornberg had urged during the meeting, Mr. Wallace shares the number Mr. Kornberg represented as his cell phone number to other shareholders, but, over the coming weeks, no shareholder successfully reaches Mr. Kornberg on this number

July 29th
Mr. Kornberg responds to Mr. Wallace offering to circle back the following week

July 30th
Mr. Wallace replies reiterating that while the announced changes were a step in the right direction, more change is needed to maximize shareholder value, particularly with regard to strategy, capital allocation, succession planning, and corporate governance; Mr. Wallace expresses a willingness to work collaboratively with the Board and in good faith, but is prepared to nominate director candidates if necessary

Later that Day
Outerbridge becomes informed that Mr. Porcelain has conducted unsolicited outreach to other CMTL stockholders and dispensed misleading information regarding Outerbridge's engagement with CMTL and other shareholders

August

August 1st
Mr. Kornberg responds to Mr. Wallace's email and offers to speak on August 6

August 6th
Mr. Wallace speaks with Messrs. Kornberg and Waldman and shares that Outerbridge has identified two candidates for Board consideration, that a classified Board is an unfortunate mechanism, and his belief that shareholders would greatly prefer to see a formal external search in lieu of an internal promotion for CEO and have no appetite for further large M&A deals

August 9th
Mr. Wallace sends private letter to Board via email to Messrs. Kornberg and Waldman and Ms. Chambers with bios of two independent and highly qualified Board candidates

August 10th
Mr. Wallace leaves a voicemail for Mr. Kornberg and the two exchange emails regarding follow-up

August 11th
Mr. Kornberg (and not Independent Directors Waldman or Chambers) emails Mr. Wallace to solicit phone numbers of recommended candidates to begin the interview process; Mr. Wallace forwards the relevant contact information and states that on the recommendation of counsel regarding timing of a possible nomination notice, the parties should begin to discuss a mutual agreement immediately and in parallel with interviews

August

August 12th
Mr. Wallace again is informed that Mr. Porcelain is making misleading and threatening statements to other shareholders regarding Outerbridge

August 16th
CMTL issues a press release announcing its intention to declassify the Board

August 18th
Mr. Kornberg meets with one of Outerbridge's candidates, who had traveled to Melville from out of town on short notice, and shares that the independent Board would be unavailable to speak until after September 6, just days prior to the September 9 nomination deadline (candidate was never contacted by any of the independent directors)

August 19th
Mr. Wallace sends a private letter to the Board, urging it to adopt improved financial reporting and governance practices and reiterating the need to formulate a cooperative framework if the parties hope to avoid a proxy contest; Mr. Wallace notes he has not received any proactive outreach from the independent Board or its counsel

August 20th
Mr. Kornberg acknowledges receipt of the letter, but does not address the need for a cooperative agreement; a follow-up call is scheduled for August 25

August 23rd
Mr. Kornberg interviews the second candidate (candidate was never contacted by any of the independent directors)

August

August 25th
Messrs. Kornberg and Wallace have a phone call wherein Mr. Wallace emphasizes the immediate need for a cooperation agreement to avoid a public nomination and subsequent contest; Mr. Kornberg shares that Outerbridge's candidates were impressive but remains non-committal and expresses his belief that Outerbridge need not pursue a public nomination

August 26th
Mr. Wallace emails Messrs. Kornberg and Waldman and Ms. Chambers to introduce Outerbridge's attorney to assist with drafting a cooperation agreement between Outerbridge and CMTL in order to avoid a public nomination

Later that Day
Mr. Kornberg responds to Mr. Wallace, removing Outerbridge's attorney from the email and stating that the evaluation of candidates does not require a cooperation agreement; during this time, *fearing that CMTL may be trying to allow the nomination deadline to expire without a cooperation agreement, Outerbridge hires a third party search firm in order to begin a selection and interview process in parallel for three separate candidates to run on a contested slate*

August 27th
Mr. Wallace emails Mr. Kornberg informing him that counsel has begun to draft a cooperation agreement to avoid a public nomination; Mr. Wallace requests the name of CMTL's counsel to help negotiate terms to avoid a public nomination as the deadline approaches

Outerbridge

August – September 2021	September	September – October	October	October	November
August 30th Mr. Kornberg responds stating that CMTL is trying to schedule time for candidate interviews, which may not occur until after the September 6 Labor Day holiday, just three days prior to the nomination deadline; the question of counsel is not addressed	**September 8th** Outerbridge delivers its nomination notice and letter to the Board (the "Nomination Letter") formally nominating three qualified and independent candidates for election at the 2021 Annual Meeting: Wendi Carpenter, Sidney Fuchs, and Jonathan Wackrow (the "Nominees")	**September 28th** Ms. Chambers emails Mr. Wallace to request interviews with the Nominees	**October 13th** Ms. Chambers emails Mr. Wallace asking for Nominee background checks; Mr. Wallace responds that CMTL should adhere to its own process regarding background checks, and questions the sincerity of the interview process given CMTL's refusal to disclose the identity of its counsel and the lack of any engagement regarding a cooperative agreement; Mr. Wallace states that interviews can resume once progress towards an agreement is made	**October 18th** CMTL announces that it is issuing up to $125 million of votable, convertible preferred equity to White Hat Capital Partners LP and Magnetar Capital LLC, in a transaction that will dilute all common shareholders and will entail appointing White Hat cofounder and managing partner Mark Quinlan to the Board after the 2021 Annual Meeting (the "Dilutive Transaction")	**October 29th** Acacia Research Corp makes an offer to acquire Comtech for $30 per share
September 3rd On Friday at 5:30pm, Mr. Kornberg sends an email regarding scheduling the candidate interviews, copying Ms. Chambers and Mr. Waldman; Mr. Kornberg does not reference the prior request for counsel, a potential cooperation agreement, or the nomination deadline	**September 9th** CMTL issues a press release acknowledging the Nomination Letter	**September 29th** Mr. Wallace agrees to the interviews, but states that the parties should concurrently work towards a cooperation agreement; he requests a time to speak with the Board and its counsel to discuss such an agreement	**October 15th** Outerbridge files its preliminary proxy	**October 22nd** CMTL files a Form 8-K disclosing various transaction documents	**October 29th** CMTL files its preliminary proxy statement for the Annual Meeting
September 7th Mr. Wallace emails Ms. Chambers seeking to begin a direct dialogue with her as the Chair of the Nominating and Governance Committee and informing her that given the constant delays and failure to work with Outerbridge on a cooperation agreement to avoid a public contest, Outerbridge has decided to formally nominate a slate of directors; Mr. Wallace requests to speak with Ms. Chambers at her earliest convenience in hopes of reaching an amicable solution; Mr. Wallace sends a similar email to Mr. Kornberg, copying Ms. Chambers and Mr. Waldman	**September 14th** Ms. Chambers emails Mr. Wallace seeking a meeting with herself and Mr. Waldman; the parties agree to speak on Friday, September 17th	**September 30th** Ms. Chambers responds and the parties agree to speak on October 6th	**October 16th** Ms. Chambers emails Mr. Wallace accusing him of blocking the interview process, but does not acknowledge the lack of progress towards a cooperative agreement	**October 25th** Outerbridge issues a letter criticizing the Dilutive Transaction; another shareholder files a class action lawsuit against Comtech's Board, White Hat, and Magnetar alleging breaches of fiduciary duty in connection with the Dilutive Transaction	**November 1st** CMTL issues a press release confirming receipt of an unsolicited, non-binding proposal from Acacia to acquire Comtech
	September 17th Ms. Chambers and Messrs. Waldman and Wallace have a call to discuss how to avoid a costly contest and the Nominees, among other matters; *Mr. Wallace explains that Outerbridge's initial two candidates would have been able to join the Board via a private and constructive settlement process, but that Outerbridge had been obligated to seek out qualified nominees who were able to join a dissident slate in a public proxy contest due to CMTL's complete lack of engagement regarding a cooperative framework*; Ms. Chambers and Mr. Waldman agree to circle back with the Board to determine next steps; Mr. Wallace follows up later that day and offers to meet with Ms. Chambers and Mr. Waldman the following week, but they do not make themselves available to do so	**October 1st – 4th** Ms. Chambers and Mr. Wallace schedule the Nominees' interviews	**October 17th** Mr. Wallace responds, reiterating that Outerbridge has sought a mediated resolution from the start, and that if CMTL was serious about avoiding a contest, it would have engaged in settlement discussions and, at the very least, provided the identity of its legal counsel – over the course of four months, CMTL refused to do either of these things; Mr. Wallace notes that Ms. Chambers has serious conflicts of interest in interviewing Nominees with whom she will be in direct competition at the Annual Meeting; Mr. Wallace extends yet another offer to Ms. Chambers to begin negotiations on a cooperation agreement and again copies Outerbridge's legal counsel on the email; Ms. Chambers never responds	**Later that Day** CMTL issues a press release claiming that Outerbridge's claim in its letter that common shareholders have no voting input on the election of the Preferred Stock Director (the "Outerbridge Claim") was erroneous and that common shareholders vote side-by-side with holders of preferred shares	**November 2nd** Outerbridge issues a press release commenting on Acacia's offer to acquire Comtech, calling on the Board to immediately add Outerbridge's Nominees to the Board, and to form a Strategic Alternatives Committee that includes the Nominees in order to run a thorough review process
Later that Day Ms. Chambers responds via email stating that CMTL's hope is to continue the interview process but does not acknowledge the nomination deadline; she never reaches out to the privately submitted candidates		**October 4th** CMTL releases its quarterly earnings report and announces that Mr. Porcelain will succeed Mr. Kornberg as CEO and will join the Board by year-end		**October 27th** Outerbridge delivers a books and records request for certain documents related to the Dilutive Transaction	**November 4th** Outerbridge files its revised preliminary proxy statement
		October 6th Outerbridge issues a public letter responding to the CEO announcement; later, on the call with Ms. Chambers and Mr. Waldman, Mr. Wallace expresses concerns with the lack of progress toward a cooperative agreement and CMTL's engagement with Outerbridge; Ms. Chambers and Mr. Waldman refuse to allow counsel on the call, and will not reveal the identity of CMTL's counsel, or even whether CMTL is being represented by outside counsel			**November 5th** CMTL admits in a legal document that the Certificate of Designation for the Dilutive Transaction referenced in the Outerbridge Claim had been drafted with an "obvious scrivener's error," implying the Outerbridge Claim was in fact accurate and Comtech's reply false
		October 8th and 12th Nominee interviews are conducted with limited members of the Board			**November 12th** The parties file their definitive proxy statements

Peer Group

Ticker	Company Name	Outerbridge Peer	CMTL Peer	Rationale for Inclusion
AXON	Axon Enterprise Inc.	✓		Public Safety comp.
ESLT	Elbit Systems Ltd.	✓	✓	
GILT	Gilat Satellite Networks Ltd.	✓	✓	
KTOS	Kratos Defense & Security Solutions, Inc.	✓		Satellite, electronic products, and defense comp. Gov't Solutions competitor as per CMTL 10-k
KVHI	KVH Industries, Inc.	✓	✓	
MSI	Motorola Solutions, Inc.	✓		Leading Public Safety/NG911 comp. Commercial Solutions competitor as per CMTL 10-k
S63-SG	Singapore Technologies Engineering Ltd	✓	✓	
TDY	Teledyne Technologies Incorporated	✓		TDY is a component and services company with low capex just like Comtech. Gov't Solutions competitor as per CMTL 10-k
VSAT	ViaSat, Inc.	✓	✓	

Comtech's Misleading Statement Regarding Revenue Transformation

Outerbridge



Comtech Has Been Transformed into a Secure Wireless Technology Leader
911
Approximately $372M or 64% of our FY 2021 revenues did not exist in FY 2015
FY 2015: Awarded multi-million dollar award for solid-state power amplifiers for in-flight entertainment and communications applications.
2016: Awarded $45.0M contract to provide statewide Next Generation 911 IP Network and announces the availability of Heights Networking Platform Release 2.4.
2018: Awarded $134.0M contract to provide 911 public safety and location technologies to a U.S. Wireless Carrier and $59.0M strategic IDIQ contract from U.S. Navy for next generation satellite ground station equipment.
2018: Received 3-year $123.6M contract award to provide sustainment services for U.S. Army's SNAP terminals (VSAT).
2019: Wins a 5-year $100.0M contract to develop a NG 911 system for Mass.
2020: Wins $211.0M contract to supply equipment in support of U.S. Marine Corps Next Generation Troposcatter Systems.
2020: Wins statewide contract valued at up to $54.0M to design, deploy, and operate NG 911 services for the State of South Carolina.
2021: Secured over $200.0M of NG 911 contract wins with the Commonwealth of Pennsylvania and states of Arizona and Iowa.
2021: Wins multi-year agreement, enabling a large new customer to order hundreds of millions of dollars of our next-generation satellite earth station technology. Initial $13.0M order received.
2022: Awarded 5-year $125.0M IDIQ contract for Joint Cyber Analysis Course Training solutions for the Federal Government.
FY 2015
2016
2018
2019
2020
2021
2022
2021 Revenues of $581.7M
Leading global provider of satellite ground station equipment
Significant market share in routing of U.S. wireless 911 calls
Leader in statewide deployments of NG-911 systems
FY 2014 - 2015: Explored strategic alternatives to enhance shareholder value but decided to remain independent. Shortly after, Fred Kornberg was named Executive Chairman, Stan Sloane named CEO and President with Mike Porcelain remaining as CFO.
2016: Announces the acquisition of TeleCommunication Systems, Inc. for $423.6M. In September 2016, Stan Sloane left the Company and Fred Kornberg renamed CEO.
2018: Michael Porcelain promoted to COO and Michael Bondi promoted to CFO.
2019: Announces the acquisition of Solacom Technologies, Inc. (911 Call Handling solutions).
2019: Announces the acquisition of Next Generation 911 Business from General Dynamics.
2020: Michael Porcelain promoted to President in addition to COO.
2020: Announces the acquisitions of CGC Technology Limited (Antennas) and Next-Gen 911 Solutions.
2020: Introduces the COMET™, the world's smallest over-the-horizon microwave troposcatter terminal.
2021: Announces the acquisition of UHP Networks Inc. (Satellite TDMA Network Solutions).
2022: Michael Porcelain appointed CEO, will continue as President and join the Board.
11
COMTECH

- ➢ CMTL completed the acquisition of TCS in FY16. FY17 was the first full year post-TCS acquisition.
- ➢ How much of the $372M of 'new revenue' was from the TCS acquisition, which had LTM revenue of $364M at the time of the acquisition?
- ➢ Why doesn't CMTL show organic revenue growth after the TCS acquisition?

Source: 4Q FY21 Investor Presentation

Comtech's Reported Non-GAAP Operating Income is Understated Relative to Peers

Outerbridge

"Non-GAAP operating income of $36.1 million…"[1]

($ in millions, except for per share amount)	Fiscal 2021 Operating (Loss) Income	Fiscal 2021 Net (Loss) Income	Fiscal 2021 Net (Loss) Income per Diluted Share
Reconciliation of GAAP to Non-GAAP Earnings:			
GAAP measures, as reported	$ (68.3)	$ (73.5)	$ (2.86)
Acquisition plan expenses	100.3	93.3	3.60
Restructuring costs	2.8	2.1	0.08
COVID-19 related costs	1.0	0.8	0.03
Strategic emerging technology costs	0.3	0.3	0.01
Interest expense	—	0.9	0.04
Net discrete tax benefit	—	(1.6)	(0.06)
Non-GAAP measures	$ 36.1	$ 22.4	$ 0.86

- CMTL excludes Amortization of Intangibles and Stock-based Compensation from Non-GAAP Operating Income
- Peers GILT, TDY, KTOS, MSI, and AXON all include Amortization of Intangible Assets
- Peers GILT, KTOS, MSI, and AXON all include Stock-based Compensation

	2019	2020	2021
Reported Non-GAAP Operating Income (M)	51.8	36.4	36.1
Amortization of Intangible Assets	18.3	21.6	21.0
Stock-Based Compensation	11.4	9.3	10
Total Underreported Items	29.7	30.9	31
Non-GAAP Operating Income w/ Exclusions	81.5	67.3	67.1
Underreporting %	36.4%	45.9%	46.2%

Incumbents Responsible for Underreporting



Mike Porcelain
COO and Former CFO



Larry Waldman
Chair of the Audit Committee

1. CMTL Q4 2021 Earnings Release and 10-K filed October 4, 2021

CMTL is Adding Two Directors Following the 2021 Annual Meeting in an Effort to Deprive Shareholders of a Voice

Outerbridge

- Holders of CMTL Common Stock are entitled to one vote per share.
- Holders of CMTL Preferred Stock are entitled to vote with the holders of CMTL Common Stock as a single class on all of the proposals that will be submitted to stockholders at the 2021 Annual Meeting.
- For the purpose of voting on the proposals at the 2021 Annual Meeting, holders of Preferred Stock are entitled to the number of votes equal to the number of whole shares of Common Stock into which the holder's shares of Preferred Stock could be converted on the record date, as if the shares of Preferred Stock were convertible on the record date.
- If common shareholders cannot vote for the election of the Preferred Stock Director, Mr. Quinlan, at the 2021 Annual Meeting, why are holders of the Preferred Stock allowed to vote for the election of non-preferred directors on an as-converted basis at the 2021 Annual Meeting? This effectively guarantees the Preferred Stockholders a seat on the Board without being accountable to all shareholders, while enabling them to influence the outcome of the election.

Joining the Board After the 2021 Annual Meeting		Tenure	Committee/Role	Up For Election
	Mike D. Porcelain	19	New CEO	✗
	Mark R. Quinlan	-	Co-Founder and Managing Partner of White Hat	✗

CMTL Failed to Warn Shareholders of Risk Factors Related to the Afghanistan Withdrawal

Outerbridge

Feb. 29, 2020	President Trump negotiates a deal with the Taliban for U.S. troop *withdrawal by May 1, 2021*
Nov. 17, 2020	Pentagon announces plans to reduce troop levels to 2,500 in Afghanistan and Iraq in final days of Trump administration
April 14, 2021	President Biden announces that full troop withdrawal from Afghanistan will be complete by Sept. 11, 2021
May 1, 2021	The U.S. begins final troop withdrawal from Afghanistan
June 8, 2021	*First mention of US troop withdrawal and related financial impact to Comtech shareholders*
July 6, 2021	The U.S. evacuates Bagram Airfield

The troop withdrawal was previewed in early 2020. Why didn't the Board mention this as a potential risk factor to shareholders prior to the guidance downgrade in 2021?



Afghanistan was mentioned for the first time during the Q3 FY21 Earnings Call despite CMTL claiming otherwise



"…in April 21, the U.S. government announced that they intended to fully withdraw troops from Afghanistan by September 2021. This accelerated plan will result in lower revenues than previously anticipated for certain programs we participate in."

– Mike Porcelain[1]

10-K Disclosure

"In April 2021, the U.S. government announced that it intended to fully withdraw troops from Afghanistan…[related budget changes] will result in a decline in overall revenues in our Government Solutions segment in fiscal 2022…revenues in this segment for each of the first three quarters of fiscal 2022 will be slightly lower than the $46.6 million achieved during the fourth quarter of fiscal 2021."[2]

1. Q3 2021 Earnings Call, June 8, 2021
2. 2021 10-K filed October 4, 2021

Delaware Litigation: *Franchi v. Kornberg et al.*, No. 2021-0919 (Del. Ct. Chancery)

Outerbridge

- On October 25, 2021, Comtech stockholder Anthony Franchi ("Plaintiff") commenced a putative class action in the Delaware Court of Chancery on behalf of Comtech stockholders against the Company's Board, White Hat, and Magnetar.
- The Complaint alleges the Board breached its fiduciary duties to stockholders by, among other things, entering into the PIPE transaction.
- More specifically, the Complaint alleges the Board's decision to enter into a $125 million PIPE transaction three days after Outerbridge filed its preliminary proxy materials constituted a "white squire" defense. Plaintiff asserts that, through the PIPE transaction, the Board transferred voting power to friendly investors to entrench itself and "undermine stockholders' ability to freely vote to install a majority of new directors that are not aligned with the incumbent regime."
- Plaintiff also brought claims for aiding and abetting breaches of fiduciary duty against Magnetar and White Hat, alleging they knowingly participated in the breaches of fiduciary duty by "offering their support for the incumbent Comtech directors … in exchange for the benefits associated with an exceedingly generous PIPE transaction."
- Plaintiff filed suit seeking a preliminary injunction to, among other things:
    1) Prohibit White Hat and Magnetar from voting the Preferred Stock they received through the PIPE transaction on an as-converted basis at the 2021 Annual Meeting or in any subsequent director election; and
    2) Prohibit the Company from enforcing Voting Agreements with standstill provisions related to the PIPE transaction.

SUBSTANTIVE ALLEGATIONS

I. Comtech Has Underperformed For Years

II. Outerbridge Attempts To Engage With The Incumbent Board Fail And Outerbridge Nominates Three Directors For Election To The Board

III. The Incumbent Board Agrees To The PIPE In An Attempt To Buy Votes And Tilt The Scales In A Hotly Contested Election

Delaware Litigation: The Amended Complaint

- After Comtech filed a preliminary proxy statement with the SEC on October 29, 2021, Plaintiff filed an Amended Complaint on November 1, 2021.
- The Amended Complaint asserts, as an additional basis for Plaintiff's breach of fiduciary duty claim against the Board, that the proxy statement omitted material information that investors would need to know to cast an informed vote at the 2021 Annual Meeting.
- The Amended Complaint alleges that the Company's proxy statement fails to disclose, among other things:
  - (1) any substantive information regarding the Company's negotiations with White Hat and Magnetar;
  - (2) accurate information regarding the voting power given to White Hat and Magnetar concerning the election of the directors they are entitled to nominate;
  - (3) complete information about the role played by Goldman, Sachs & Co. ("Goldman") as an advisor concerning the transaction, including the scope of Goldman's engagement, its advice, and potential conflicts of interest; and
  - (4) anything regarding discussions between Comtech and Acacia Research Corp. ("Acacia") regarding an October 29, 2021 offer by Acacia to acquire Comtech.

IV. Acacia Goes Public with a $30 Bid

V. The Incumbent Board Makes Misleading and Materially Incomplete Disclosures to Solicit Stockholder Support

Delaware Litigation: Settlement Agreement

➢ On November 10, 2021, the parties filed a Stipulation and Proposed Order of Dismissal (the "Stipulation") detailing a settlement agreement reached by the parties.

➢ The key terms of the settlement agreement are:

- The Company agreed to file a supplemental proxy statement containing additional disclosures by November 12, 2021;

- The Company agreed to provide certain agreed-upon documents to the Plaintiff;

- The Company agreed that the Voting Agreements entered into by White Hat and Magnetar in connection with the PIPE will not apply to director elections; and

- Plaintiff agreed to withdraw its breach of fiduciary duty and aiding and abetting claims without prejudice, subject to an agreement that if the votes of the Preferred Stock acquired through the PIPE transaction are outcome-determinative in the 2021 director election, the Plaintiff can revive their claims after the Annual Meeting and seek relief on an expedited basis.

➢ On November 12, 2021, the Court approved the Stipulation and the terms agreed to by the Parties.

> 4.   The parties to this action acknowledge that Comtech will file by no later than November 12, 2021 a revised Proxy with the SEC containing the Supplemental Disclosures
>
> 5.   Comtech agrees that, if the Investors' votes of the Preferred Stock are outcome-determinative with respect to the election of any director at the 2021 annual meeting and if Plaintiff thereafter brings an action containing a Post-Meeting Challenge: (i) Defendants will accept service of the summons and complaint relating to the Post-Meeting Challenge by email; and (ii) Defendants and the Plaintiff will ask that the Court schedule a final merits-based hearing on the Post-Meeting Challenge within 60 days of the filing of the complaint

The Dilutive Financing And Vote-Buying Scheme: Correcting The Record Around Voting Terms

Source	Filing Description	Disclosure

Comtech — Transaction documents filed October 22

"The **affirmative vote of a majority of the shares of Convertible Preferred Stock** so present at such a meeting at which a quorum is present **will be sufficient to elect the Preferred Stock Director(s)**"[1]

Outerbridge — Public letter filed October 25

"Additionally, based on the Company's filings, it appears that **only the holders of preferred shares will have the opportunity to vote on Mr. Quinlan's candidacy** at annual meetings of stockholders – meaning that common shareholders will have no voting input on his election."[2]

Comtech — Response to Public Letter filed October 25

"…to correct another false statement from Outerbridge, the **holders of common shares actually vote side-by-side with the holders of preferred shares**, as a single class, on the election of the director candidate nominated by holders of preferred shares."[3]

Comtech — *Opposition Brief filed November 5 in Court*

"[6] …This is an obvious **scrivener's error** that does not reflect the intent of the parties and the otherwise clear intent that the Investors have a nomination right, rather than an election right."

Misleading statements from Management raised in court were recently explained away as "an obvious scrivener's error". This mistake was either sloppy, indicative of a hastily closed transaction, or, at worst, an attempt to limit the voting rights of common shareholders. Additionally, Comtech's accusations regarding Outerbridge, when in fact it was Comtech who made a "false statement", are evidence of Comtech's hostile posture towards Outerbridge from the outset.

1. Certificate of Designations for Series A Convertible Preferred Stock
2. Outerbridge October 25, 2021 Public Letter
3. Press Release filed October 25, 2021 - Comtech Comments on Letter from Shareholder

Magnetar And White Hat Comparison

Stockholder	WhiteHat CAPITAL PARTNERS	> or <	MAGNETAR CAPITAL
AUM	$45 Million	<	$26 Billion
Amount contributed to CMTL deal	$20 Million	<	$80 Million



White Hat Co-Founder and
Managing Partner Mark R. Quinlan

➤ Why is Mr. Quinlan gaining a seat on the Board when Magnetar Capital LLC contributed the majority of the funds for the $100 million deal?

➤ Mr. Quinlan owns less than 3% of CMTL's outstanding shares; why has Magnetar delegated its Board rights to him?

➤ Why are the preferred shareholders voting at the 2021 Annual Meeting when the Preferred Director has yet to take his post?

➤ Why does CMTL portray Quinlan as a technology expert, when he is a career investment banker with no operational or technical expertise?

➤ Why did CMTL engage with White Hat, an investment firm with no proven track record, instead of a top tier PE fund that likely would have participated at much better terms?

➤ White Hat appears to have owned less than 1% of Comtech's shares outstanding prior to the PIPE.[1]

1. Source: Comtech Definitive Proxy Statement

Comtech Subsidiaries

Comtech has before it an obvious opportunity to unlock value through a strategic review of its numerous subsidiaries. As it stands, Comtech is fragmented and not taking advantage of its size to pursue larger opportunities.

Subsidiaries	Jurisdiction of Incorporation
Comtech AeroAstro, Inc.	Delaware
Comtech Satellite Network Technologies, Inc.	Delaware
Comtech EF Data Pte. Ltd. (a subsidiary of Comtech Satellite Network Technologies, Inc.)	Singapore
Comtech Mobile Datacom Corporation	Delaware
Comtech PST Corp.	New York
Comtech Systems, Inc.	Delaware
Beijing Comtech EF Data Equipment Repair Service, Co., Ltd. (a subsidiary of Comtech Satellite Network Technologies, Inc.)	China
Comtech Technologies, Inc. (a subsidiary of Comtech Satellite Network Technologies, Inc.)	Canada
Xicom Technology Europe, Ltd. (a subsidiary of CGC Technology Limited)	United Kingdom
TeleCommunication Systems, Inc.	Maryland
NextGen Communications, Inc. (a subsidiary of TeleCommunication Systems, Inc.)	Maryland
microDATA LLC (a subsidiary of TeleCommunication Systems, Inc.)	Maryland
microDATA GIS, Inc. (a subsidiary of microDATA LLC)	Vermont
Comtech Solacom Technologies, Inc.	Canada
Solacom Technologies (US), Inc.	Delaware
Comtech NextGen LLC (a subsidiary of TeleCommunications Systems, Inc.)	Delaware
Comtech Tactical Europe LLC (a subsidiary of TeleCommunications Systems, Inc.)	Delaware
Comtech UK Holdings Limited	United Kingdom
CGC Technology Limited (a subsidiary of Comtech UK Holdings Limited)	United Kingdom
Sheet Metal Precision Limited (a subsidiary of Comtech UK Holdings Limited)	United Kingdom
NG-911, Inc.	Iowa
Comtech Technologies, LLC	Russia

